EXHIBIT 99.1

Consolidated financial statements

Consolidated financial statements

Management’s responsibility for financial reporting

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with United States generally accepted accounting principles. Financial information appearing throughout this Annual Report is consistent with these consolidated financial statements. Management has also prepared consolidated financial statements for Royal Bank of Canada in accordance with Canadian generally accepted accounting principles pursuant to Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles, and these consolidated financial statements have also been provided to shareholders.

     In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

     The system of internal controls is further supported by a compliance function, which ensures that the bank and its employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of the bank’s operations.

     The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the bank. This Committee reviews the consolidated financial statements of the bank and recommends them to the board for approval. Other key responsibilities of the Audit Committee include reviewing the bank’s existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. The bank’s Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

     At least once a year, the Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the bank as deemed necessary to ensure that the provisions of the Bank Act (Canada), having reference to the safety of the depositors and shareholders of the bank, are being duly observed and that the bank is in sound financial condition.

     Deloitte & Touche LLP, independent auditors appointed by the shareholders of the bank upon the recommendation of the Audit Committee, have performed an independent audit of the consolidated financial statements and their report follows. The shareholders’ auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Gordon M. Nixon
President & Chief Executive Officer

Peter W. Currie
Vice-Chairman & Chief Financial Officer

Toronto, November 25, 2003

Auditors’ report

To the Shareholders of Royal Bank of Canada

We have audited the consolidated balance sheet of Royal Bank of Canada as at October 31, 2003, and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the bank as at October 31, 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

     We also reported separately on November 25, 2003, to the shareholders of the bank on our audit, conducted in accordance with Canadian generally accepted auditing standards, where we expressed an opinion without reservation on the October 31, 2003, consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

     The consolidated balance sheet as at October 31, 2002, and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2002, prepared in accordance with accounting principles generally accepted in the United States of America, were audited by Deloitte & Touche LLP and PricewaterhouseCoopers LLP who expressed an opinion without reservation on those statements in their report dated November 19, 2002.

Deloitte & Touche LLP
Chartered Accountants
Toronto, November 25, 2003

U.S. GAAP Royal Bank of Canada 67

Consolidated financial statements

Consolidated balance sheet

As at October 31 (C$ millions)	2003	2002

Assets
Cash resources
Cash and due from banks	$2,887	$2,534
Interest-bearing deposits with banks	14,633	18,759

	17,520	21,293

Securities
Trading account (pledged — $13,145 and $6,558)	81,014	69,457
Available for sale	35,783	25,896

	116,797	95,353

Assets purchased under reverse repurchase agreements	36,289	35,831

Loans
Residential mortgage	78,819	72,842
Personal	34,003	31,956
Credit card	4,816	4,914
Business and government	54,909	61,811

	172,547	171,523
Allowance for loan losses	(2,055)	(2,203)

	170,492	169,320

Other
Customers’ liability under acceptances	5,943	8,051
Derivative-related amounts	36,640	31,250
Premises and equipment	1,655	1,639
Goodwill	4,633	5,040
Other intangibles	580	665
Reinsurance recoverables	3,321	1,946
Separate account assets	224	68
Other assets	18,497	11,544

	71,493	60,203

	$412,591	$382,000

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$24,388	$23,222
Interest-bearing	130,135	119,737
International
Non-interest-bearing	3,183	2,969
Interest-bearing	102,812	99,112

	260,518	245,040

Other
Acceptances	5,943	8,051
Obligations related to securities sold short	22,743	17,990
Obligations related to assets sold under repurchase agreements	23,735	21,109
Derivative-related amounts	38,427	32,737
Insurance claims and policy benefit liabilities	8,630	4,747
Separate account liabilities	224	68
Other liabilities	26,199	25,074

	125,901	109,776

Subordinated debentures	6,581	6,960

Non-controlling interest in subsidiaries	1,474	1,469

Shareholders’ equity
Capital stock
Preferred	813	1,515
Common (shares issued and outstanding — 656,021,122 and 665,257,068)	6,999	6,963
Additional paid-in capital	88	76
Retained earnings	11,591	10,473
Accumulated other comprehensive income(loss)	(1,374)	(272)

	18,117	18,755

	$412,591	$382,000

Gordon M. Nixon President & Chief Executive Officer	Robert B. Peterson Director

68 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

Consolidated statement of income

For the year ended October 31 (C$ millions)	2003	2002	2001

Interest income
Loans	$10,150	$10,463	$12,032
Trading account securities	1,908	1,945	2,143
Available for sale securities	832	907	932
Assets purchased under reverse repurchase agreements	787	651	1,163
Deposits with banks	374	482	831

	14,051	14,448	17,101

Interest expense
Deposits	5,467	5,709	8,712
Other liabilities	1,560	1,405	1,688
Subordinated debentures	376	406	410

	7,403	7,520	10,810

Net interest income	6,648	6,928	6,291

Non-interest income
Insurance premiums, investment and fee income	2,045	1,910	1,695
Trading revenues	2,009	1,766	1,820
Investment management and custodial fees	1,143	1,177	1,094
Securities brokerage commissions	1,108	1,223	1,045
Deposit and payment service charges	1,078	1,041	887
Mutual fund revenues	673	723	692
Underwriting and other advisory fees	671	643	478
Card service revenues	303	285	290
Foreign exchange revenues, other than trading	279	274	291
Credit fees	227	223	237
Mortgage banking revenues	180	240	206
Securitization revenues	165	172	125
Gain (loss)on sale of available for sale securities	19	(112)	(130)
Gain from divestitures	—	—	445
Other	399	567	339

	10,299	10,132	9,514

Total revenues	16,947	17,060	15,805

Provision for credit losses	715	1,065	1,119

Insurance policyholder benefits, claims and acquisition expense	1,404	1,330	1,153

Non-interest expense
Human resources	6,397	6,263	5,696
Occupancy	767	788	716
Equipment	766	752	713
Communications	744	790	679
Professional fees	466	419	411
Outsourced item processing	292	306	303
Amortization of goodwill	—	—	252
Amortization of other intangibles	71	72	36
Other	733	854	835

	10,236	10,244	9,641

Net income before income taxes	4,592	4,421	3,892
Income taxes	1,443	1,415	1,350

Net income before non-controlling interest	3,149	3,006	2,542
Non-controlling interest in net income of subsidiaries	113	108	107

Net income	$3,036	$2,898	$2,435

Preferred share dividends	68	98	135

Net income available to common shareholders	$2,968	$2,800	$2,300

Average number of common shares (in thousands)	662,080	672,571	641,516
Earnings per share (in dollars)	$4.48	$4.16	$3.58
Average number of diluted common shares (in thousands)	669,625	679,153	647,216
Diluted earnings per share (in dollars)	$4.43	$4.12	$3.55

Dividends per share (in dollars)	$1.72	$1.52	$1.38

U.S. GAAP Royal Bank of Canada 69

Consolidated financial statements

Consolidated statement of changes in shareholders’ equity

For the year ended October 31 (C$ millions)	2003	2002	2001

Preferred shares
Balance at beginning of year	$1,515	$1,990	$2,001
Issued	—	—	250
Redeemed for cancellation	(634)	(464)	(295)
Issuance costs, net of related income taxes	—	—	(3)
Translation adjustment on shares denominated in foreign currency	(68)	(11)	37

Balance at end of year	813	1,515	1,990

Common shares
Balance at beginning of year	6,963	6,926	3,074
Issued	190	190	3,976
Issuance costs, net of related income taxes	—	(1)	(12)
Purchased for cancellation	(154)	(152)	(112)

Balance at end of year	6,999	6,963	6,926

Additional paid-in capital
Balance at beginning of year	76	33	—
Renounced stock appreciation rights, net of related income taxes	5	29	—
Stock options granted	7	14	33

Balance at end of year	88	76	33

Retained earnings
Balance at beginning of year	10,473	9,311	8,314
Net income	3,036	2,898	2,435
Preferred share dividends	(68)	(98)	(135)
Common share dividends	(1,137)	(1,022)	(897)
Premium paid on common shares purchased for cancellation	(698)	(612)	(397)
Issuance costs, net of related income taxes	(15)	(4)	(9)

Balance at end of year	11,591	10,473	9,311

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	113	202	190
Unrealized foreign currency translation gains and losses, net of hedging activities	(893)	(54)	(38)
Gains and losses on derivatives designated as cash flow hedges	(104)	(127)	(190)
Additional pension obligation	(490)	(293)	(17)

Balance at end of year	(1,374)	(272)	(55)

Shareholders’ equity at end of year	$18,117	$18,755	$18,205

Comprehensive income, net of related income taxes
Net income	$3,036	$2,898	$2,435
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	(89)	12	246
Change in unrealized foreign currency translation gains and losses	(2,988)	(59)	473
Impact of hedging unrealized foreign currency translation gains and losses	2,149	43	(475)
Cumulative effect of initial adoption of FAS 133	—	—	60
Change in gains and losses on derivatives designated as cash flow hedges	(57)	(50)	(250)
Reclassification to earnings of gains and losses on cash flow hedges	80	113	—
Additional pension obligation	(197)	(276)	(17)

Total comprehensive income	$1,934	$2,681	$2,472

70 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

Consolidated statement of cash flows

For the year ended October 31 (C$ millions)	2003	2002	2001

Cash flows from operating activities
Net income	$3,036	$2,898	$2,435
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	715	1,065	1,119
Depreciation	380	388	387
Restructuring	—	—	91
Amortization of goodwill and other intangibles	71	72	288
Gain on sale of premises and equipment	(18)	(35)	(42)
Gain on divestitures	—	—	(445)
Gain on loan securitizations	(34)	(54)	(29)
Loss on investments in associated corporations	29	—	—
(Gain) loss on sale of available for sale securities	(19)	112	130
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	1,498	866	1,198
Net change in accrued interest receivable and payable	123	(166)	(375)
Current income taxes	672	419	(460)
Deferred income taxes	120	45	139
Derivative-related assets	(5,390)	(2,608)	(9,299)
Derivative-related liabilities	5,690	3,289	10,872
Trading account securities	(11,556)	(11,044)	(8,707)
Obligations related to securities sold short	4,753	1,953	3,009
Other	(6,749)	744	(6,118)

Net cash used in operating activities	(6,679)	(2,056)	(5,807)

Cash flows from investing activities
Change in interest-bearing deposits with banks	4,126	(3,035)	(116)
Change in loans, net of loan securitizations	(5,255)	(3,360)	(2,750)
Proceeds from loan securitizations	1,742	1,691	1,720
Proceeds from sale of available for sale securities	19,575	16,741	12,540
Proceeds from maturity of available for sale securities	25,438	15,717	14,021
Purchases of available for sale securities	(49,734)	(33,450)	(27,975)
Net acquisitions of premises and equipment	(398)	(390)	(397)
Net proceeds from sale of real estate	—	—	57
Change in assets purchased under reverse repurchase agreements	(458)	39	(17,474)
Net cash used in acquisition of subsidiaries	(281)	(99)	(3,120)
Net proceeds from divestitures	—	—	478

Net cash used in investing activities	(5,245)	(6,146)	(23,016)

Cash flows from financing activities
Issue of RBC Trust Capital Securities (RBC TruCS)	—	—	750
Change in deposits — Canada	11,564	2,402	2,434
Change in deposits — International	3,045	4,997	15,690
Issue of subordinated debentures	—	635	1,025
Repayment of subordinated debentures	(100)	(501)	(580)
Issue of preferred shares	—	—	250
Redemption of preferred shares for cancellation	(634)	(464)	(295)
Issuance costs	(15)	(5)	(24)
Issue of common shares	183	168	657
Purchase of common shares for cancellation	(852)	(764)	(509)
Payment of dividends	(1,181)	(1,104)	(972)
Change in obligations related to assets sold under repurchase agreements	2,626	245	11,629
Change in short-term borrowings of subsidiaries	(2,359)	3,335	(387)

Net cash provided by financing activities	12,277	8,944	29,668

Net change in cash and due from banks	353	742	845
Cash and due from banks at beginning of year	2,534	1,792	947

Cash and due from banks at end of year	$2,887	$2,534	$1,792

Supplemental disclosure of cash flow information
Amount of interest paid in year	$7,170	$8,229	$11,149
Amount of income taxes paid in year	$1,723	$738	$1,443

U.S. GAAP Royal Bank of Canada 71

Consolidated financial statements (all tabular amounts are in millions of Canadian dollars, except per share amounts)

NOTE 1 Significant accounting policies

The accompanying consolidated financial statements are stated in Canadian dollars, the currency of the country in which we are incorporated and principally operate. These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (GAAP) and prevailing practices within the banking industry in that country. We have also prepared consolidated financial statements in accordance with Canadian GAAP and these have been provided to shareholders.

     GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

     Certain comparative amounts have been reclassified to conform with the current year’s presentation.

     The significant accounting policies followed in the preparation of these consolidated financial statements are summarized below:

Basis of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries after elimination of inter-company transactions and balances. The equity method is used to account for investments in associated corporations or joint ventures in which we have significant influence or exercise joint control, respectively. These investments are reported in Other assets. We have included in Non-interest income our share of earnings, gains and losses realized on dispositions and writedowns to reflect other than temporary impairment in value of these investments.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the balance sheet date; income and expenses are translated at average rates of exchange for the year.

     The effects of translating operations of our subsidiaries, foreign branches and associated corporations with a functional currency other than the Canadian dollar are included in Other comprehensive income along with related hedge and tax effects. On disposal of such investments, the accumulated net translation gain or loss is included in Non-interest income. Other foreign currency translation gains and losses (net of hedging activities) are included in Non-interest income.

Securities

Securities are classified, based on management’s intentions, as Trading account or Available for sale.

     Trading account securities, which are purchased for sale in the near term, are reported at estimated fair value. Obligations to deliver trading account securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenues in Non-interest income. Dividend and interest income accruing on Trading account securities is recorded in Interest income. Interest expense accruing on interest-bearing securities sold short is recorded in Interest expense.

     Available for sale securities include securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. These securities are carried at estimated fair value. Unrealized gains and losses on these securities, net of income taxes, are reported in Other comprehensive income to the extent not hedged by derivatives. Dividend and interest income is recorded in Interest income. Available for sale securities include tax-exempt securities, which are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the issuers with a borrowing rate advantage.

     Gains and losses realized on disposal of Available for sale securities, which are calculated on an average cost basis, and writedowns to reflect other than temporary impairment in value are included in Gain (loss) on sale of available for sale securities in Non-interest income.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and sell securities under agreements to repurchase (repurchase agreements). Reverse repurchase agreements are treated as collateralized lending transactions and are carried on the Consolidated balance sheet at the amounts at which the securities were initially acquired. Repurchase agreements are treated as collateralized borrowing transactions and are carried on the Consolidated balance sheet at the amounts at which the securities were initially sold, plus accrued interest on interest-bearing securities. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are included in Interest income and Interest expense, respectively.

Loans

Loans are stated net of an allowance for loan losses and unearned income, which comprises unearned interest and unamortized loan fees.

     Loans are classified as nonaccrual when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and Canadian government guaranteed loans are classified as nonaccrual unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days past due. Credit card balances are charged off when a payment is 180 days in arrears. Canadian government guaranteed loans are classified as nonaccrual when the loan is contractually 365 days in arrears. When a loan is identified as nonaccrual, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on nonaccrual loans is credited to the Allowance for loan losses on that loan. Nonaccrual loans are returned to performing status when all amounts including interest have been collected, all charges for loan impairment have been reversed and the credit quality has improved such that there is reasonable assurance of timely collection of principal and interest.

     When a loan has been identified as nonaccrual, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously charged off and any increase in the carrying value of the loan is credited to the Allowance for loan losses on the Consolidated balance sheet. Where a portion of a loan is charged off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectibility of principal or interest, and payments are not 90 days past due.

     Collateral is obtained if, based on an evaluation of the client’s creditworthiness, it is considered necessary for the client’s overall borrowing facility.

     Assets acquired in respect of problem loans are recorded at their fair value less costs to sell. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Allowance for loan losses.

     Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as Interest income over the expected term of the resulting loan. Otherwise, such fees are recorded as Other liabilities and amortized to Non-interest income over the commitment or standby period.

72 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

Allowance for credit losses

The allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable. The allowance relates primarily to loans but also to deposits with banks, derivatives and other credit instruments such as acceptances, guarantees and letters of credit. The allowance is increased by the Provision for credit losses, which is charged to income, and decreased by the amount of charge-offs, net of recoveries.

     The allowance is determined based on management’s identification and evaluation of problem accounts, estimated probable losses that exist on the remaining portfolio, and on other factors including the composition and quality of the portfolio, and changes in economic conditions.

Allocated specific

Allocated specific allowances are maintained to absorb losses on both specifically identified borrowers and other more homogeneous loans that have been recognized as nonaccrual. The losses relating to identified large business and government debtors are estimated based on the present value of expected payments on an account-by-account basis. The losses relating to other portfolio-type products, excluding credit cards, are based on net charge-off experience. For credit cards, no specific allowance is maintained as balances are charged off if no payment has been received after 180 days. Personal loans are generally charged off at 150 days past due. Charge-offs for other loans are generally recorded when there is no realistic prospect of full recovery.

Allocated general

The allocated general allowance represents the best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as nonaccrual. This amount is established quarterly through the application of expected loss factors to outstanding and undrawn facilities. The allocated general allowance for large business and government loans and acceptances is based on the application of expected default and loss factors, determined by loss migration analysis, delineated by loan type and rating. For more homogeneous portfolios, such as residential mortgages, small business loans, personal loans and credit cards, the determination of the allocated general allowance is done on a product portfolio basis. The losses are determined by the application of loss ratios determined through the analysis of loss migration and charge-off trends, adjusted to reflect changes in the product offerings and credit quality of the pool.

Unallocated

The unallocated allowance is based on management’s assessment of probable, unidentified losses in the portfolio that have not been captured in the determination of the allocated specific or allocated general allowances. This assessment, evaluated quarterly, includes consideration of general economic and business conditions and regulatory requirements affecting key lending operations, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks and does not represent future losses or serve as a substitute for allocated allowances.

Acceptances

Acceptances are short-term negotiable instruments issued by our customers to third parties, which we guarantee. The potential liability under acceptances is reported as a liability in the Consolidated balance sheet. The recourse against the customer in the case of a call on these commitments is reported as a corresponding asset of the same amount in Other assets. Fees earned are reported in Non-interest income.

Derivatives

Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest, currency and other market risks. The most frequently used derivative products are foreign exchange forward contracts, interest rate and currency swaps, foreign currency and interest rate futures, forward rate agreements, foreign currency and interest rate options, and credit derivatives. All derivatives, including derivatives embedded in financial instruments or contracts that are not clearly and closely related to the economic characteristics of the host financial instrument or contract, are recorded at fair value on the Consolidated balance sheet.

     When used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Non-interest income. Market values are determined using pricing models that incorporate current market and contractual prices of the underlying instruments, time value of money, yield curve and volatility factors. A portion of the market value is deferred within Derivative-related amounts in liabilities and amortized to income over the life of the instruments to cover credit risk and ongoing direct servicing costs. Unrealized gains and losses are reported on a gross basis as Derivative-related amounts in assets and liabilities, except where we have both the legal right and intent to settle these amounts simultaneously in which case they are presented on a net basis. Margin requirements and premiums paid are also included in Derivative-related amounts in assets, while premiums received are shown in Derivative-related amounts in liabilities.

     When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The hedge is documented at inception detailing the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset or liability being hedged, the risk that is being hedged, the type of derivative used and how effectiveness will be measured. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the risk being hedged both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively. Non-trading derivatives that do not qualify for hedge accounting are carried at fair value on a gross basis as Derivative-related amounts in assets and liabilities, with changes in fair value recorded in Non-interest income.

Fair value hedge

Fair value hedge transactions predominantly use interest rate swaps to hedge the changes in the fair value of an asset, liability or firm commitment. The carrying amount of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in Non-interest income. This unrealized gain or loss is offset by changes in the fair value of the derivative.

     Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold. The previously hedged asset or liability is no longer adjusted for changes in fair value. Cumulative fair value adjustments to the carrying amount of the hedged item are amortized into Net interest income over the remaining term of the original hedge relationship. Hedge accounting is also discontinued upon the sale or early termination of the hedged item.

Cash flow hedge

Cash flow hedge transactions predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. The effective portion of the changes in the fair value of the derivative is reported in other comprehensive income. The ineffective portion is reported in Non-interest income. The amounts recognized as other comprehensive income for cash flow hedges are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in the cash flows of the hedged item.

U.S. GAAP Royal Bank of Canada 73

Consolidated financial statements

NOTE 1 Significant accounting policies (continued)

     Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold. The amounts previously recognized in Accumulated other comprehensive income are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in the cash flows of the hedged item. On the sale or early termination of the hedged item, gains and losses are reclassified immediately to Non-interest income.

Hedges of net foreign currency investments in subsidiaries

Foreign exchange forward contracts and U.S. dollar liabilities are used to manage exposures from subsidiaries, branches and associated companies having a functional currency other than the Canadian dollar. Foreign exchange gains and losses on these hedging instruments are recorded in Other comprehensive income.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on the straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, 7 to 10 years for furniture, fixtures and other equipment, and lease term plus first option period for leasehold improvements. Gains and losses on disposal are recorded in Non-interest income.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Effective November 1, 2001, goodwill and indefinite life intangibles are no longer amortized but are subject to fair value impairment tests on at least an annual basis. Goodwill impairment is assessed at the reporting unit level on at least an annual basis on August 1. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment.

     If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

     Any impairment of goodwill or intangibles will be recognized as Non-interest expense in the period of impairment. Other intangibles with a finite life are amortized over their estimated useful lives and also tested for impairment.

Income taxes

We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book purposes compared with tax purposes. Accordingly, a deferred income tax asset or liability is determined for each temporary difference based on the enacted tax rates to be in effect when the underlying items of income and expense are expected to be realized. Income taxes on the Consolidated statement of income include the current and deferred portions of the expense. Income taxes applicable to items charged or credited to Shareholders’ equity are netted with such items.

     Net deferred income taxes accumulated as a result of temporary differences are included in Other assets. A valuation allowance is established to reduce deferred income tax assets to the amount more likely than not to be realized. In addition, the Consolidated statement of income contains items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different than what it would be if based on statutory rates.

Pensions and other postretirement benefits

We offer a number of benefit plans, which provide pension and other benefits to qualified employees. These plans include statutory pension plans, supplemental pension plans, defined contribution plans and health, dental and life insurance plans.

     We fund our statutory pension plans and health, dental and life insurance plans annually based on actuarially determined amounts needed to satisfy employee benefit entitlements under current pension regulations. These pension plans provide benefits based on years of service, contributions and average earnings at retirement.

     Actuarial valuations are performed on a regular basis to determine the present value of the accrued pension benefits, based on projections of employees’ compensation levels to the time of retirement. Investments held by the pension funds primarily comprise equity securities, bonds and debentures. Pension fund assets are valued at fair value.

     Pension benefit expense consists of the cost of employee pension benefits for the current year’s service, interest cost on the liability, expected investment return on the market-related value of plan assets and the amortization of both unrecognized prior service costs and unrecognized net actuarial gains or losses. Amortization is charged over the expected average remaining service life of employee groups covered by the plan.

     The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a prepaid pension benefit cost in Other assets. The cumulative excess of pension expense over pension fund contributions is reported as accrued pension benefit expense in Other liabilities. In addition, other postretirement benefits are also reported in Other liabilities.

     Defined contribution plan costs are recognized in income for services rendered by employees during the period.

     Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and (i) an asset has been recognized as prepaid pension benefit cost, (ii) the liability already recognized as unfunded accrued pension benefit expense is less than the unfunded accumulated benefit obligation, or (iii) no accrued pension benefit expense or prepaid pension benefit cost has been recognized. If an additional liability is required to be recognized and it exceeds unrecognized prior service cost, the excess is reported as Additional pension obligation in Other comprehensive income.

Assets under administration and assets under management

We administer and manage assets owned by clients that are not reflected on the Consolidated balance sheet. Asset management fees are earned for providing investment management services and mutual fund products. Asset administration fees are earned for providing trust, estate administration, custodial services and administration of assets securitized. Fees are recognized and reported in Non-interest income as the services are provided.

Loan securitization

We periodically securitize loans by selling loans to independent special purpose entities or trusts that issue securities to investors. These transactions are accounted for as sales, and the loans removed from the Consolidated balance sheet when we are deemed to have surrendered control over such assets and have received in exchange consideration other than beneficial interests in these transferred loans. For a surrender of control to occur, the transferred loans must be isolated from the seller, even in bankruptcy or other receivership; the purchaser must have the legal right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity meeting certain restrictions established by Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140), its investors have the right to sell or pledge their ownership interest in the

74 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

entity; and the seller must not continue to control the transferred loans through an agreement to repurchase them or have a right to cause the loans to be returned. If the conditions are not met, the transfer is considered to be a secured borrowing, the loans remain on the Consolidated balance sheet and the proceeds are recognized as a liability.

     We often retain interests in the securitized loans, such as interest only strips or servicing rights, and in some cases cash reserve accounts. Gains on these transactions are recognized in Non-interest income and are dependent in part on the previous carrying amount of the loans involved in the transfer, which is allocated between the loans sold and the retained interests, based on their relative fair value at the date of transfer.

     To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management’s best estimates of key assumptions such as payment rates, excess spread, credit losses and discount rates commensurate with the risks involved.

     Generally, the loans are transferred on a fully serviced basis. Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment, are classified as Available for sale securities.

Insurance operations

Investments are included in Available for sale securities. Investment income is included in Insurance premiums, investment and fee income under Non-interest income.

     Premiums from long-duration contracts, primarily life insurance, are recognized in Insurance premiums, investment and fee income when due, except for universal life and investment-type contracts, the premiums on which are credited to policyholder balances and included in Insurance claims and policy benefit liabilities. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services and investment-type contracts are recognized in Insurance premiums, investment and fee income over the related contract period.

     Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts except universal life and investment-type contracts are determined using the net level premium method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, and operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. For universal life and investment-type contracts, the liability is equal to the policyholder account values and includes a net level premium reserve for some contracts. Liabilities for property and casualty insurance include unearned premiums, representing the unexpired portion of premiums, and estimated provisions for reported and unreported claims incurred.

     Deferred acquisition costs, included in Other assets, consist of commissions, certain underwriting costs and other costs that vary with and are primarily related to the acquisition of new business. Amortization of deferred acquisition costs is included in Insurance policyholder bene- fits, claims and acquisition expense. Amortization of such costs is in proportion to premium revenue for long-duration contracts, estimated gross profits for universal life and investment-type contracts, and is over the policy term for short-duration contracts. Deferred acquisition costs are reviewed for recoverability based on the profitability of the underlying insurance contract and if not recoverable, are charged to Insurance policyholder benefits, claims and acquisition expense.

     Value of business acquired (VOBA) represents the present value of estimated net cash flows embedded in existing contracts we acquire and is included in Other assets. VOBA is amortized in the same manner as deferred acquisition costs for life insurance contracts.

     Separate account assets and liabilities represent funds for which investment income, gains and losses are accrued directly to the contract holders. The contractual arrangement is such that the underlying assets are registered in our name but the separate account policyholder bears the risk and rewards of the fund’s investment performance. We provide minimum death benefit and maturity value guarantees on separate accounts. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities. Separate account assets are carried at market value, are legally segregated and are not subject to claims that arise out of our other business. We derive only fee income from separate account assets, reflected in Insurance premiums, investment and fee income. Fee income includes management fees, mortality, policy, administration and surrender charges.

Significant accounting changes

Guarantees

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002, for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on our financial position or results of operations.

Stock-based compensation

We adopted the fair value method of accounting recommended in FASB Statement No. 123, Accounting for Stock-Based Compensation, prospectively for new stock-based compensation awards granted after November 1, 2002. The impact of this adoption is included in note 18.

Derivative instruments and hedging activities

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. FAS 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, except in certain circumstances. The adoption of FAS 149 did not have a significant impact on the consolidated financial statements.

Classification of certain financial instruments

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity in its financial statements. FAS 150 requires companies to classify financial instruments that are within the scope of the standard as a liability (or asset in some circumstances) when that financial instrument embodies an obligation of the issuer. FAS 150 is effective for all financial instruments of public companies entered into or modified after May 31, 2003, and is otherwise effective for the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on our financial statements.

Basis of consolidation

Pursuant to FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), as described in more detail below, we consolidate Variable Interest Entities (VIEs) created after January 31, 2003, where we are the entity’s Primary Beneficiary.

U.S. GAAP Royal Bank of Canada 75

Consolidated financial statements

NOTE 1 Significant accounting policies (continued)

Significant future accounting standards

Consolidation of Variable Interest Entities

On January 17, 2003, the FASB issued FIN 46, which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to those entities (defined as Variable Interest Entities (VIEs), and more commonly referred to as special purpose entities (SPEs)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIE. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the end of the first interim or annual reporting period ending after December 15, 2003, for VIEs created prior to February 1, 2003. The anticipated impact of adopting FIN 46 for VIEs created prior to February 1, 2003, is discussed below.

Securitization of client financial assets

We administer multi-seller asset-backed commercial paper conduit programs (multi-sellers), which purchase financial assets from our clients (totalling $26.8 billion as at October 31, 2003) and finance those purchases by issuing asset-backed commercial paper. Clients utilize multi-sellers to diversify their financing sources and to reduce funding costs. We provide backstop liquidity facilities and partial credit enhancement to the multi-sellers. These are included in our disclosure on guarantees in note 20 and represent our maximum possible exposure to loss, which was $25.7 billion as at October 31, 2003. The commercial paper is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities and we have no rights to the assets owned by the multi-sellers. We are currently in the process of restructuring these multi-sellers and as a result we do not expect to consolidate the assets and liabilities of these vehicles on our Consolidated balance sheet.

Securitization of our financial assets

We employ VIEs in the process of securitizing our assets. We do not expect to consolidate these VIEs under FIN 46 either because such a VIE is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46, or because we are not the Primary Beneficiary. For details on our securitization activities please refer to note 7.

Mutual funds

We sponsor several open-end mutual funds, some of which may be VIEs. We are involved with their ongoing management and administration for which we earn a fee based on asset value. We do not guarantee either principal or returns to the investors in these funds. We may be the Primary Beneficiary of the VIE mutual funds that experience low volatility of returns, such as money market funds, due to our role as trustee and fund manager, which entails decision-making and results in our fees being included in expected residual returns. Consolidating these funds would increase the Consolidated balance sheet by approximately $13 billion as estimated at October 31, 2003. Our maximum exposure to loss from our involvement with the VIE funds is $23 million as at October 31, 2003, primarily as a result of our investments in seed capital. Our rights to the assets of these mutual funds are restricted to this seed capital. The other investors in these funds do not have recourse to us.

Asset management

We act as collateral manager for several Collateralized Debt Obligation (CDO) entities, which invest in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate debt. The notional amount of assets within the CDOs we managed at the end of October 31, 2003, is $1.1 billion and our maximum exposure to loss is $13 million, which represents our investment in a first-loss tranche. We currently consolidate a CDO with assets of $.4 billion. We are evaluating these CDOs and it is possible that we are the Primary Beneficiary. We have no rights to the assets of these CDOs and the creditors of these CDOs have no recourse to us, except as a result of our investment in the first-loss tranche.

Creation of investment products

We use repackaging entities, which generally transform credit derivatives into cash instruments, to distribute credit risk and create unique credit products to meet investors’ specific requirements. We may enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these entities as collateral for notes issued, which do not meet sale recognition criteria under FAS 140. We retain all the economic risks and rewards of these assets, which are already accounted for on our Consolidated balance sheet and amounted to $1.5 billion as at October 31, 2003. In addition, we also invest in the notes issued by these entities and held $.5 billion as at October 31, 2003. We are the Primary Beneficiary where we hold notes that expose us to a majority of the expected losses. Since the assets are already included on our Consolidated balance sheet pursuant to FAS 140, the impact of consolidation is not expected to be material.

Compensation vehicles

We offer certain employees stock-based compensation plans and co-investment opportunities in investment portfolios. Where we are entitled to forfeitures or unvested shares or where we have financed the employees’ investment, we are generally considered the Primary Beneficiary of the vehicles used for this purpose due to our relationship with the employees. These vehicles had total assets of $.2 billion as at October 31, 2003, which represent our maximum exposure to loss.

Assets administered in trust

We act as trustee administering assets settled by clients, on behalf of designated beneficiaries. Clients use these arrangements primarily for asset protection, intergenerational wealth transfer, and estate and financial planning. Where we have lending relationships with the trust, they are fully collateralized with secure assets, thereby our exposure to loss is nil. We may have to consolidate trust arrangements with assets approximating $.6 billion as at October 31, 2003. We have no rights to these assets except for our fees and recovery of expenses. The beneficiaries do not have recourse to us.

We are involved in various capacities — such as lender, derivative counterparty, investor, manager, trustee — with several other entities that may potentially be VIEs. These include entities set up for or by clients for structured finance, securitization and other purposes. We continue to evaluate our involvement with potential VIEs, explore restructuring opportunities and monitor developments which affect our current interpretation of FIN 46.

     On October 31, 2003, the FASB issued an Exposure Draft proposing to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements, primarily most of the mutual funds and assets administered in trust. If this Exposure Draft is adopted in its current form, we would not consolidate the amounts described earlier under these exemptions.

76 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

Note 2 Significant acquisitions

2003

During 2003, we completed the acquisitions of Admiralty Bancorp, Inc. (Admiralty), Business Men’s Assurance Company of America (BMA) and Sterling Capital Mortgage Company (SCMC). The details of these acquisitions are as follows:

	Admiralty	BMA	SCMC

Acquisition date	January 29, 2003	May 1, 2003	September 30, 2003
Business segment	RBC Banking	RBC Insurance/RBC Investments	RBC Banking
Percentage of shares acquired	100%	100%	100%
Purchase consideration	Cash payment of US$153	Cash payment of US$207 (1)	Cash payment of US$100
Fair value of tangible assets acquired	$942	$3,099	$470
Fair value of liabilities assumed	(866)	(2,891)	(437)

Fair value of identifiable net tangible assets acquired	76	208	33
Core deposit intangibles (2)	23	—	—
Value of business acquired (3)	—	69	—
Goodwill	134	19	103

Total purchase consideration	$233	$296	$136

(1)	Includes the related acquisition of Jones & Babson Inc. by RBC Dain Rauscher for cash purchase consideration of US$19 million in exchange for net tangible assets with a fair value of $9 million and goodwill of $19 million.

(2)	Core deposit intangibles for Admiralty are amortized on a straight-line basis over an estimated average useful life of 10 years.

(3)	Value of business acquired is amortized on a straight-line basis over a period of up to 30 years.

2002

During 2002, we completed the acquisitions of the private banking business of Barclays PLC in the Americas (Barclays) and Eagle Bancshares, Inc. (Eagle Bancshares). The details of these acquisitions are as follows:

	Barclays	Eagle Bancshares

Acquisition date	June 28, 2002	July 22, 2002
Business segment	RBC Investments	RBC Banking
Percentage of shares acquired	—	100%
Purchase consideration	Cash payment of US$120	Each Eagle Bancshares
		common share
		was purchased for
		US$26 cash
Fair value of tangible assets acquired	$741	$1,844
Fair value of liabilities assumed	(640)	(1,764)

Fair value of identifiable net tangible assets acquired	101	80
Core deposit intangibles (1)	—	22
Customer lists and relationships (1)	80	—
Goodwill	—	133

Total purchase consideration	$181	$235

(1)	Core deposit intangibles and customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 10 and 15 years, respectively.

U.S. GAAP Royal Bank of Canada 77

Consolidated financial statements

NOTE 3 Results by business and geographic segment

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2003	Banking	Insurance	Investments	Markets	Services	Other	Total	Canada	States	national

Net interest income	$5,546	$—	$419	$410	$164	$109	$6,648	$5,190	$1,187	$271
Non-interest income	2,106	2,045	3,111	2,215	680	142	10,299	5,108	3,428	1,763

Total revenues	7,652	2,045	3,530	2,625	844	251	16,947	10,298	4,615	2,034
Provision for credit losses	554	—	(2)	189	2	(28)	715	521	106	88
Insurance policyholder benefits, claims and acquisition expense	—	1,404	—	—	—	—	1,404	552	414	438
Non-interest expense	4,642	424	2,911	1,671	595	(7)	10,236	5,824	3,504	908

Net income before income taxes	2,456	217	621	765	247	286	4,592	3,401	591	600
Income taxes	894	(11)	209	271	69	11	1,443	1,208	202	33
Non-controlling interest	8	—	—	3	—	102	113	101	7	5

Net income	$1,554	$228	$412	$491	$178	$173	$3,036	$2,092	$382	$562

Total average assets (1)	$162,400	$8,900	$17,600	$199,300	$2,000	$11,800	$402,000	$233,900	$82,200	$85,900

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2002	Banking	Insurance	Investments	Markets	Services	Other	Total	Canada	States	national

Net interest income	$5,557	$—	$371	$532	$136	$332	$6,928	$5,466	$1,106	$356
Non-interest income	2,090	1,910	3,276	2,142	672	42	10,132	4,746	3,696	1,690

Total revenues	7,647	1,910	3,647	2,674	808	374	17,060	10,212	4,802	2,046
Provision for credit losses	626	—	(1)	465	10	(35)	1,065	529	440	96
Insurance policyholder benefits, claims and acquisition expense	—	1,330	—	—	—	—	1,330	368	431	531
Non-interest expense	4,520	399	3,144	1,627	548	6	10,244	5,747	3,670	827

Net income before income taxes	2,501	181	504	582	250	403	4,421	3,568	261	592
Income taxes	947	(9)	158	143	77	99	1,415	1,318	49	48
Non-controlling interest	8	—	—	—	—	100	108	100	2	6

Net income	$1,546	$190	$346	$439	$173	$204	$2,898	$2,150	$210	$538

Total average assets (1)	$156,500	$7,000	$15,100	$180,700	$2,400	$10,100	$371,800	$226,900	$75,800	$69,100

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2001	Banking	Insurance	Investments	Markets	Services	Other	Total	Canada	States	national

Net interest income	$5,343	$—	$384	$408	$148	$8	$6,291	$5,493	$371	$427
Non-interest income	1,873	1,695	2,859	2,352	710	25	9,514	5,279	2,777	1,458

Total revenues	7,216	1,695	3,243	2,760	858	33	15,805	10,772	3,148	1,885
Provision for credit losses	732	—	2	407	(2)	(20)	1,119	757	379	(17)
Insurance policyholder benefits, claims and acquisition expense	—	1,153	—	—	—	—	1,153	345	261	547
Non-interest expense	4,388	375	2,510	1,804	485	79	9,641	6,214	2,712	715

Net income before income taxes	2,096	167	731	549	375	(26)	3,892	3,456	(204)	640
Income taxes	912	(6)	223	200	109	(88)	1,350	1,402	(68)	16
Non-controlling interest	10	—	—	—	—	97	107	97	2	8

Net income (loss)	$1,174	$173	$508	$349	$266	$(35)	$2,435	$1,957	$(138)	$616

Total average assets (1)	$143,000	$6,400	$11,300	$159,500	$2,400	$9,100	$331,700	$212,800	$50,900	$68,000

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology, and Real Estate Operations.

     The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies.

     We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review.

     For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

78 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 4 Goodwill and Other intangibles

We have completed the annual test for goodwill impairment in all reporting units and have determined that goodwill is not impaired.

     The projected amortization of Other intangibles for each of the years ending October 31, 2004, to October 31, 2008, is approximately $70 million.

     The following table discloses the changes in goodwill over 2003 and 2002.

Goodwill

				RBC Capital	RBC Global
	RBC Banking	RBC Insurance	RBC Investments	Markets	Services	Total

Balance at October 31,2001	$2,105	$196	$1,811	$723	$117	$4,952
Goodwill acquired during the year	179	—	—	—	2	181
Other adjustments (1)	(55)	(9)	(19)	(12)	2	(93)

Balance at October 31, 2002	2,229	187	1,792	711	121	5,040
Goodwill acquired during the year	256	—	43	—	—	299
Other adjustments (1)	(347)	(18)	(258)	(84)	1	(706)

Balance at October 31, 2003	$2,138	$169	$1,577	$627	$122	$4,633

(1)	Other adjustments include primarily foreign exchange translations on non-Canadian dollar denominated goodwill.

Other intangibles

	2003			2002

	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount	amount	amortization	amount

Core deposit intangibles	$381	$(93)	$288	$423	$(50)	$373
Customer lists and relationships	314	(71)	243	318	(52)	266
Mortgage servicing rights	75	(27)	48	41	(18)	23
Other intangibles	3	(2)	1	5	(2)	3

Total	$773	$(193)	$580	$787	$(122)	$665

The following table discloses a reconciliation of reported Net income, Earnings per share and Diluted earnings per share to the amounts adjusted for the exclusion of Amortization of goodwill, net of related income taxes, as goodwill is no longer amortized, but assessed for impairment effective November 1, 2001.

	2003	2002	2001

Net income:
Reported net income	$3,036	$2,898	$2,435
Amortization of goodwill, net of related income taxes	—	—	250

Adjusted net income	$3,036	$2,898	$2,685

Earnings per share:
Reported earnings per share	$4.48	$4.16	$3.58
Amortization of goodwill, net of related income taxes	—	—	.39

Adjusted earnings per share	$4.48	$4.16	$3.97

Diluted earnings per share:
Reported diluted earnings per share	$4.43	$4.12	$3.55
Amortization of goodwill, net of related income taxes	—	—	.39

Adjusted diluted earnings per share	$4.43	$4.12	$3.94

U.S. GAAP Royal Bank of Canada 79

Consolidated financial statements

NOTE 5 Securities

	Term to maturity (1)

					With no
	Under	1 to 5	Over 5 years	Over	specific	2003	2002
	1 year	years	to 10 years	10 years	maturity	Total	Total

Trading account
Canadian government debt	$6,020	$4,996	$1,188	$1,132	$—	$13,336	$12,675
U.S. Treasury and other U.S. agencies	1,617	1,850	332	466	—	4,265	1,615
Other OECD government debt	1,266	955	878	476	—	3,575	3,833
Mortgage-backed securities	107	271	135	376	—	889	612
Asset-backed securities	90	120	2,805	3,333	—	6,348	6,539
Corporate debt	4,207	4,142	1,886	1,487	—	11,722	9,793
Other debt	5,415	6,459	1,072	740	766	14,452	9,211
Equities	—	—	—	—	26,427	26,427	25,179

	18,722	18,793	8,296	8,010	27,193	81,014	69,457

Available for sale
Canadian government debt
Amortized cost	4,151	4,840	524	308	—	9,823	5,519
Estimated fair value	4,158	4,902	554	338	—	9,952	5,613
Yield (2)	2.9%	4.1%	5.0%	6.4%	—	3.7%	4.5%
U.S. Treasury and other U.S. agencies
Amortized cost	1,481	2,972	308	67	—	4,828	2,068
Estimated fair value	1,481	2,960	281	67	—	4,789	2,188
Yield (2)	1.0%	2.2%	1.3%	4.9%	—	1.8%	4.6%
Other OECD government debt
Amortized cost	4,375	326	74	—	—	4,775	2,605
Estimated fair value	4,378	329	74	—	—	4,781	2,633
Yield (2)	.1%	.8%	—	—	—	.1%	.7%
Mortgage-backed securities
Amortized cost	115	3,546	536	1,315	—	5,512	8,308
Estimated fair value	120	3,570	536	1,317	—	5,543	8,465
Yield (2)	6.7%	4.2%	4.8%	4.9%	—	4.5%	4.8%
Asset-backed securities
Amortized cost	52	125	104	48	—	329	358
Estimated fair value	52	125	104	45	—	326	375
Yield (2)	2.0%	7.3%	6.4%	2.9%	—	5.6%	7.2%
Corporate debt
Amortized cost	1,068	1,155	290	543	—	3,056	3,447
Estimated fair value	1,079	1,172	304	552	—	3,107	3,511
Yield (2)	1.4%	2.7%	6.3%	5.7%	—	3.1%	4.3%
Other debt
Amortized cost	4,091	869	208	266	505	5,939	1,868
Estimated fair value	4,073	879	215	279	509	5,955	1,871
Yield (2)	.5%	5.1%	5.8%	6.5%	4.2%	3.1%	2.5%
Equities
Cost	—	—	51	—	1,242	1,293	1,272
Estimated fair value	—	—	40	—	1,290	1,330	1,240

Amortized cost	15,333	13,833	2,095	2,547	1,747	35,555	25,445
Estimated fair value	15,341	13,937	2,108	2,598	1,799	35,783	25,896

Total carrying value of securities	$34,063	$32,730	$10,404	$10,608	$28,992	$116,797	$95,353

(1)	Actual maturities may differ from contractual maturities shown above, since borrowers may have the right to prepay obligations with or without prepayment penalties.

(2)	The weighted average yield is based on the carrying value at the end of the year for the respective securities.

Unrealized gains and losses on Available for sale securities

	2003				2002

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value	cost	gains	losses	value

Canadian government debt	$9,823	$135	$(6)	$9,952	$5,519	$97	$(3)	$5,613
U.S. Treasury and other U.S. agencies	4,828	16	(55)	4,789	2,068	120	—	2,188
Other OECD government debt	4,775	6	—	4,781	2,605	28	—	2,633
Mortgage-backed securities	5,512	59	(28)	5,543	8,308	158	(1)	8,465
Asset-backed securities	329	5	(8)	326	358	28	(11)	375
Corporate debt	3,056	71	(20)	3,107	3,447	137	(73)	3,511
Other debt	5,939	18	(2)	5,955	1,868	8	(5)	1,871
Equities	1,293	45	(8)	1,330	1,272	28	(60)	1,240

	$35,555	$355	$(127)	$35,783	$25,445	$604	$(153)	$25,896

Realized gains and losses on sale of Available for sale securities

	2003	2002	2001

Realized gains	$87	$82	$103
Realized losses	(68)	(194)	(233)

Gain (loss) on sale of Available for sale securities	$19	$(112)	$(130)

80 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 6 Loans (1)

	2003	2002

Canada
Residential mortgage	$73,978	$67,700
Personal	28,262	25,918
Credit card	4,663	4,740
Business and government	26,852	29,832

	133,755	128,190

United States
Residential mortgage	4,096	4,353
Personal	5,015	5,269
Credit card	107	125
Business and government	17,423	21,418

	26,641	31,165

Other International
Residential mortgage	745	789
Personal	726	769
Credit card	46	49
Business and government	10,634	10,561

	12,151	12,168

Total loans (2)	172,547	171,523
Allowance for loan losses	(2,055)	(2,203)

Total loans net of allowance for loan losses	$170,492	$169,320

(1)	Includes all loans booked by location, regardless of currency or residence of borrower.

(2)	Loans are net of unearned income of $113 million (2002 — $131 million).

Loan maturities and rate sensitivity

	Maturity term (1)				Rate sensitivity

	Under	1 to 5	Over 5			Fixed	Non-rate-
As at October 31, 2003	1 year	years	years	Total	Floating	rate	sensitive	Total

Residential mortgage	$20,942	$52,889	$4,988	$78,819	$7,571	$71,117	$131	$78,819
Personal	24,726	6,982	2,295	34,003	20,320	13,448	235	34,003
Credit card	4,816	—	—	4,816	—	2,977	1,839	4,816
Business and government	40,369	10,674	3,866	54,909	18,552	34,978	1,379	54,909

Total loans	$90,853	$70,545	$11,149	172,547	$46,443	$122,520	$3,584	172,547
Allowance for loan losses				(2,055)				(2,055)

Total loans net of allowance for loan losses				$170,492				$170,492

(1)	Based on the earlier of contractual repricing or maturity date.

Non accrual loans

	2003	2002

Residential mortgage	$131	$131
Personal	235	306
Business and government	296	346

	662	783
Individually impaired business and government	1,083	1,505

	$1,745	$2,288

Allowance for impaired loans	$479	$555

Average balance of impaired loans (1)	$1,388	$1,607

(1)	For the year ended October 31, 2001, the average balance of impaired loans was $1,190 million.

U.S. GAAP Royal Bank of Canada 81

Consolidated financial statements

NOTE 6 Loans (continued)

Allowance for loan losses

	2003	2002	2001

Allowance for credit losses at beginning of year	$2,314	$2,392	$1,975

Charge-offs	(976)	(1,457)	(1,125)
Recoveries	170	198	185

Net charge-offs	(806)	(1,259)	(940)
Provision for credit losses	715	1,065	1,119
Acquisition of Admiralty Bancorp, Inc.	8	—	—
Acquisition of Eagle Bancshares, Inc.	—	18	—
Acquisition of Centura Banks, Inc.	—	—	157
Other	(67)	98	81

Allowance for credit losses at end of year	2,164	2,314	2,392
Allowance for off-balance sheet and other items (1)	(109)	(109)	(109)
Allowance for tax-exempt securities	—	(2)	(5)

Allowance for loan losses at end of year	$2,055	$2,203	$2,278

(1)	The allowance for off-balance sheet and other items is included in Other liabilities.

NOTE 7 Securitizations

The following table summarizes our new securitization activity for 2003, 2002 and 2001:

New securitization activity

	2003			2002			2001

		Residential	Commercial		Residential	Commercial		Residential	Commercial
	Credit	mortgage	mortgage	Credit	mortgage	mortgage	Credit	mortgage	mortgage
	card loans	loans (1)	loans	card loans	loans (1)	loans	card loans	loans (1)	loans

Securitized and sold	$1,000	$610	$131	$—	$1,708	$—	$1,000	$723	$—
Net cash proceeds received	1,000	607	135	—	1,691	—	1,000	720	—
Retained rights to future excess interest	9	24	—	—	71	—	7	25	—
Pre-tax gain on sale	9	21	4	—	54	—	7	22	—

(1)	Government guaranteed residential mortgage loans securitized during the year through the creation of mortgage-backed securities and retained were $3,473 million (2002 — $2,026 million; 2001 — $77 million). Retained mortgage-backed securities are classified as Available for sale.

The key assumptions used to value the retained interests at the date of securitization, for activity in 2003, are as follows:

Key assumptions

		Residential
	Credit	mortgage
	card loans	loans

Payment rate (1)	37.69%	12.00%
Excess spread, net of credit losses	5.74	1.17
Expected credit losses	1.64	—
Discount rate	10.00	4.11

(1)	Represents monthly payment rate for credit card loans.

Static pool credit losses include actual incurred and projected credit losses divided by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card loans at October 31, 2003, was .41%.

     The following table summarizes the loan principal, nonaccrual and net charge-offs for total loans reported on our Consolidated balance sheet and securitized loans that we manage as at October 31, 2003 and 2002:

82 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

Loans reported and securitized

	2003			2002

	Loan principal	Nonaccrual (1)	Net charge-offs	Loan principal	Nonaccrual(1)	Net charge-offs

Residential mortgage	$85,031	$233	$10	$78,323	$228	$12
Personal	34,003	287	305	31,956	371	328
Credit card	7,491	46	184	6,589	41	172
Business and government	54,909	1,401	336	61,811	1,865	779

Total loans managed (2)	181,434	1,967	835	178,679	2,505	1,291
Less: Loans securitized and managed (3)	8,887	—	29	7,156	—	32

Total loans reported on the Consolidated balance sheet	$172,547	$1,967	$806	$171,523	$2,505	$1,259

(1)	Includes past due loans greater than 90 days not classified as nonaccrual.

(2)	Excludes any assets we have temporarily acquired with the intent at acquisition to sell to special purpose entities.

(3)	Loan principal includes credit card loans of $2,675 million (2002 — $1,675 million), mortgage-backed securities created and sold of $2,936 million (2002 — $2,416 million), mortgage-backed securities created and retained of $3,276 million (2002 — $3,065 million).

At October 31, 2003, key economic assumptions and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in key assumptions are shown in the first table below.

     These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; generally, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

     The second table below summarizes certain cash flows received from securitizations in 2003, 2002 and 2001.

Sensitivity of key assumptions to adverse changes (1)

	Impact on fair value

	Credit	Residential
	card loans	mortgage loans

Fair value of retained interests	$19.7	$95.4
Weighted average remaining service life (in years)	.2	3.3
Payment rate	37.69%	12.00%
Impact on fair value of 10% adverse change	$(1.2)	$(2.2)
Impact on fair value of 20% adverse change	(2.3)	(4.4)

Excess spread, net of credit losses	4.72%	1.14%
Impact on fair value of 10% adverse change	$(1.8)	$(9.5)
Impact on fair value of 20% adverse change	(3.8)	(19.1)

Expected credit losses	1.64%	—
Impact on fair value of 10% adverse change	$(.5)	—
Impact on fair value of 20% adverse change	(1.2)	—

Discount rate	10.00%	3.79%
Impact on fair value of 10% adverse change	$—	$(.4)
Impact on fair value of 20% adverse change	(.1)	(.8)

(1)	All rates are annualized except for the credit card loans payment rate, which is monthly.

Cash flows from securitizations (1)

	2003		2002		2001

		Residential		Residential		Residential
	Credit	mortgage	Credit	mortgage	Credit	mortgage
	card loans	loans	card loans	loans	card loans	loans

Proceeds reinvested in revolving securitizations	$7,843	$1,268	$8,512	$303	$6,972	$13
Cash flows from retained interests in securitizations	64	13	64	15	60	10

(1)	Not applicable to commercial mortgages.

U.S. GAAP Royal Bank of Canada 83

Consolidated financial statements

NOTE 8 Premises and equipment

	2003			2002

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Land	$154	$—	$154	$172
Buildings	625	294	331	319
Computer equipment	1,793	1,257	536	442
Furniture, fixtures and other equipment	948	668	280	326
Leasehold improvements	889	535	354	380

	$4,409	$2,754	$1,655	$1,639

The depreciation expense for premises and equipment amounted to
$380 million and $388 million in 2003 and 2002, respectively.

NOTE 9 Other assets

	2003	2002

Receivable from brokers, dealers and clients	$2,568	$3,229
Investment in associated corporations	1,511	224
Accrued interest receivable	1,288	1,287
Insurance-related assets (1)	1,190	1,041
Net deferred income tax asset	883	1,003
Prepaid pension benefit cost (2)	138	109
Other	10,919	4,651

	$18,497	$11,544

(1)	Insurance-related assets include policy loan balances, premiums outstanding, deferred acquisition costs and value of business acquired.

(2)	Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.

NOTE 10 Deposits

	2003				2002

	Demand (1)	Notice (2)	Term (3)	Total	Total

Personal	$11,368	$31,812	$63,529	$106,709	$101,892
Business and government	40,536	8,906	80,494	129,936	119,766
Bank (4)	2,178	63	21,632	23,873	23,382

	$54,082	$40,781	$165,655	$260,518	$245,040

Non-interest-bearing
Canada				$24,388	$23,222
United States				2,076	2,078
Other International				1,107	891
Interest-bearing
Canada (4)				130,135	119,737
United States				36,361	35,495
Other International				66,451	63,617

				$260,518	$245,040

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits are primarily chequing accounts.

(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are for the most part, savings accounts.

(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2003, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $11.9 billion (2002 — $11.3 billion) and other notes and similar instruments in bearer form we have issued of $27.3 billion (2002 — $21.7 billion).

(4)	Includes a $900 million senior deposit note issued to RBC Capital Trust II (described in note 13), which bears interest at an annual rate of 5.812% maturing on December 31, 2053. This note is redeemable, in whole or in part, on and after December 31, 2008, or earlier in certain circumstances, at our option, subject to the approval of the Superintendent of Financial Institutions Canada. It is convertible at any time at the option of RBC Capital Trust II into 40 of our First Preferred Shares Series U per $1,000 of note principal. RBC Capital Trust II will exercise the conversion right in circumstances in which holders of RBC TruCS Series 2013 exercise their holder exchange right to acquire our First Preferred Shares Series U.

NOTE 11 Other liabilities

	2003	2002

Short-term borrowings of subsidiaries	$7,814	$10,173
Payable to brokers, dealers and clients	3,241	3,630
Accrued interest payable	1,387	1,263
Accrued pension and other postretirement benefit expense (1)	1,092	919
Insurance-related liabilities	342	555
Dividends payable	313	289
Other	12,010	8,245

	$26,199	$25,074

(1)	Accrued pension and other postretirement benefit expense represents the cumulative excess of pension and other postretirement benefit expense over pension fund contributions.

84 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 12 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of the Superintendent of Financial Institutions Canada.

			Interest		Denominated in
Maturity	Earliest par value redemption date		rate		foreign currency	2003	2002

September 3, 2008		(1)	5.45%			$—	$100
March 15, 2009			6.50%		US$125	165	195
April 12, 2009	April 12, 2004	(2)	5.40%	(3)		350	350
June 11, 2009	June 11, 2004	(2)	5.10%	(3)		350	350
July 7, 2009	July 7, 2004	(2)	6.05%	(3)		175	175
October 12, 2009	October 12, 2004	(2)	6.00%	(3)		150	150
August 15, 2010	August 15, 2005	(2)	6.40%	(3)		700	700
February 13, 2011	February 13, 2006	(4)	5.50%	(3)		125	125
April 26, 2011	April 26, 2006	(5)	8.20%	(3)		100	100
September 12, 2011	September 12, 2006	(2)	6.50%	(3)		350	350
October 24, 2011	October 24, 2006	(6)	6.75%	(7)	US$300	396	467
November 8, 2011	November 8, 2006	(8)		(9)	US$400	526	625
June 4, 2012	June 4, 2007	(2)	6.75%	(3)		500	500
January 22, 2013	January 22, 2008	(10)	6.10%	(3)		500	500
November 14, 2014			10.00%			200	200
January 25, 2015	January 25, 2010	(11)	7.10%	(3)		500	500
April 12, 2016	April 12, 2011	(12)	6.30%	(3)		400	400
June 8, 2023			9.30%			110	110
October 1, 2083		(13)		(14)		250	250
June 6, 2085		(13)		(15)	US$300	396	467

						6,243	6,614
Fair value adjustment (16)						338	346

						$6,581	$6,960

(1)	Redeemed on September 3, 2003, at par value.

(2)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 5 basis points and (ii) par value, and thereafter at any time at par value.

(3)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers’ Acceptance rate.

(4)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 8 basis points and (ii) par value, and thereafter at any time at par value.

(5)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(6)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on U.S. Treasury notes plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(7)	Interest at a rate of 6.75% until earliest par value redemption date, and thereafter at a rate of 1.00% above the U.S. dollar 6-month LIBOR.

(8)	Redeemable on the earliest par value redemption date at par value.

(9)	Interest at a rate of 50 basis points above the U.S. dollar 3-month LIBOR until earliest par value redemption date, and thereafter at a rate of 1.50% above the U.S. dollar 3-month LIBOR.

(10)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 18 basis points and (ii) par value, and thereafter at any time at par value.

(11)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.

(12)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.

(13)	Redeemable on any interest payment date at par value.

(14)	Interest at a rate of 40 basis points above the 30-day Bankers’ Acceptance rate.

(15)	Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

(16)	The fair value adjustment reflects the adjustment to the carrying value of hedged subordinated debentures as a result of FAS 133. The subordinated debentures specifically hedged have maturity dates ranging from October 24, 2011, to April 12, 2016.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

2004—2008	$—
2009—2013	4,552
Thereafter	2,029

$6,581

NOTE 13 Non-controlling interest in subsidiaries

	2003	2002

Trust Capital Securities issued by RBC Capital Trust (1)	$1,434	$1,434
Other	40	35

	$1,474	$1,469

(1)	Including accrued distribution amounts.

U.S. GAAP Royal Bank of Canada 85

Consolidated financial statements

NOTE 13 Non-controlling interest in subsidiaries (continued)

     We issue RBC Trust Capital Securities (RBC TruCS) through our consolidated subsidiary RBC Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario. The proceeds of the RBC TruCS are used to fund the Trust’s acquisition of trust assets. Upon consolidation, these RBC TruCS are reported as Non-controlling interest in subsidiaries. In 2003, we established another entity, RBC Capital Trust II (Trust II), an open-end trust, to issue RBC TruCS, the proceeds of which are used to purchase a senior deposit note from us. Trust II is a Variable Interest Entity under FIN 46. We do not consolidate Trust II as we are deemed not to be its Primary Beneficiary. Therefore, the RBC TruCS issued by Trust II are not reported on our Consolidated balance sheet, but the senior deposit note is reported in Deposits (described in note 10). Holders of RBC TruCS are eligible to receive semi-annual noncumulative fixed cash distributions. Should the Trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares.

     The terms of the RBC TruCS outstanding at October 31, 2003, were as follows:

				Redemption date	Conversion date

				At the option of	At the option
Issuer	Issuance date	Distribution date	Annual yield	the Trust	of the holder (3)	Principal amount

RBC Capital Trust (1), (4)
650,000 Trust Capital Securities — Series 2010	July 24, 2000	June 30, December 31	7.288%	December 31, 2005	December 31, 2010	$650
750,000 Trust Capital Securities — Series 2011	December 6, 2000	June 30, December 31	7.183%	December 31, 2005	December 31, 2011	750

Total included in Non-controlling interest in subsidiaries						$1,400

RBC Capital Trust II (2), (4)
900,000 Trust Capital Securities — Series 2013	July 23, 2003	June 30, December 31	5.812%	December 31, 2008	Any time	$900

(1)	Subject to the approval of the Superintendent of Financial Institutions Canada (OSFI), the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS Series 2010 and Series 2011, without the consent of the holders.

(2)	Subject to the approval of OSFI, the Trust may, in whole or in part, on the Redemption date specified above, and on any Distribution date thereafter, redeem any outstanding RBC TruCS Series 2013, without the consent of the holders.

(3)	Holders of RBC TruCS Series 2010 and Series 2011 may exchange, on any Distribution date on or after the conversion date specified above, RBC TruCS Series 2010 and Series 2011 for 40 non-cumulative redeemable First Preferred Shares, Series Q and Series R, respectively. Holders of RBC TruCS Series 2013 may, at any time, exchange all or part of their RBC TruCS Series 2013 for 40 non-cumulative redeemable First Preferred Shares Series U per RBC TruCS Series 2013.

(4)	The RBC TruCS may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs earlier than six months prior to the conversion date of the holder’s option or (ii) the Redemption Price if the redemption occurs on or after the date that is six months prior to the conversion date at the holder’s option, as indicated above. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2010 and 2011, plus 33 basis points and 40 basis points, for Series 2010 and Series 2011, respectively, and a maturity date of December 31, 2013, plus 23 basis points, for Series 2013.

NOTE 14 Capital stock

Authorized capital stock

Preferred — An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $10 billion and $5 billion, respectively.

Common — An unlimited number of shares without nominal or par value may be issued.

Issued and outstanding capital stock

	2003			2002			2001

	Number		Dividends	Number		Dividends	Number		Dividends
	of shares		declared	of shares		declared	of shares		declared
	(000s)	Amount	per share	(000s)	Amount	per share	(000s)	Amount	per share

First Preferred
Non-cumulative Series E (1)	—	$—	$—	—	$—	$3.06	1,500	$149	$5.16
Non-cumulative Series H (1)	—	—	—	—	—	—	—	—	1.69
US$ Non-cumulative Series I (1)	—	—	—	—	—	US. 02	8,000	315	US 1.91
Non-cumulative Series J (1)	—	—	.90	12,000	294	1.78	12,000	294	1.78
US$ Non-cumulative Series K (1)	—	—	US .80	10,000	384	US 1.58	10,000	392	US 1.58
Non-cumulative Series N	12,000	293	1.18	12,000	293	1.18	12,000	293	1.18
Non-cumulative Series O	6,000	145	1.38	6,000	145	1.38	6,000	145	1.38
US$ Non-cumulative Series P	4,000	128	US 1.44	4,000	152	US 1.44	4,000	155	US 1.44
Non-cumulative Series S	10,000	247	1.53	10,000	247	1.53	10,000	247	.65

		$813			$1,515			$1,990

Common
Balance at beginning of year	665,257	$6,963		674,021	$6,926		602,398	$3,074
Issued	—	—		—	—		12,305	576
Issued under the stock option plan(2)	5,303	190		5,211	175		2,819	81
Issued on the acquisition of Centura Banks, Inc.	—	—		—	—		67,413	3,317
Issued on the acquisition of Richardson Greenshields Limited (3)	—	—		318	15		13	2
Issuance costs, net of related income taxes	—	—		—	(1)		—	(12)
Purchased for cancellation	(14,539)	(154)		(14,293)	(152)		(10,927)	(112)

Balance at end of year	656,021	$6,999	$1.72	665,257	$6,963	$1.52	674,021	$6,926	$1.38

(1)	On May 26, 2003, we redeemed First Preferred Shares Series J and K. On November 26, 2001, and October 11, 2002, we redeemed First Preferred Shares Series I and E, respectively. On August 24, 2001, we redeemed First Preferred Shares Series H.

(2)	Includes the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $3 million (2002 — $8 million); and from renounced tandem SARs, net of related income taxes, of $4 million.

(3)	During 2002, we exchanged nil (2001 — 36,527) Class B shares and 1,846,897 (2001 — 77,956) Class C shares issued by our wholly owned subsidiary, Royal Bank DS Holding Inc., on the acquisition of Richardson Greenshields Limited for 318,154 (2001 — 13,621) common shares.

86 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

Terms of preferred shares

				Conversion dates

	Dividend	Redemption	Redemption	At the option of	At the option of
	per share (1)	date (2)	price (3)	the bank (2), (4)	the holder (5)

First Preferred
Non-cumulative Series N	$.293750	August 24, 2003	$26.00	August 24, 2003	August 24, 2008
Non-cumulative Series O	.343750	August 24, 2004	26.00	August 24, 2004	Not convertible
US$ Non-cumulative Series P	US .359375	August 24, 2004	US 26.00	August 24, 2004	Not convertible
Non-cumulative Series S	.381250	August 24, 2006	26.00	August 24, 2006	Not convertible

(1)	Non-cumulative preferential dividends on Series N, O, P and S are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.

(2)	Subject to the consent of the Superintendent of Financial Institutions Canada (OSFI) and the requirements of the Bank Act (Canada) (the act), we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed for cash, in the case of Series N at a price per share of $26, if redeemed during the 12 months commencing August 24, 2003, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2007, and in the case of Series O and P at a price per share of $26 if redeemed during the 12 months commencing August 24, 2004, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2008, and in the case of Series S at a price per share of $26 if redeemed during the 12 months commencing August 26, 2006, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2010.

(3)	Subject to the consent of OSFI and the requirements of the act, we may purchase First Preferred Shares for cancellation at a purchase price, in the case of the Series N, O, P and S at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4)	Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series N, O, P and S into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(5)	Subject to our right to redeem or to find substitute purchasers, the holder may, on or after the dates specified above, convert First Preferred Shares into our common shares. Series N may be converted, quarterly, into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

Restrictions on the payment of dividends

We are prohibited by the Bank Act (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

     In addition, we may not declare or pay a dividend without the approval of the Superintendent of Financial Institutions Canada (OSFI) if, on the day the dividend is declared, the total of all dividends in that year would exceed the aggregate of our net income up to that day and of our retained net income for the preceding two years.

     We have agreed that if RBC Capital Trust or RBC Capital Trust II fail to pay any required distribution on the capital trust securities in full, we will not declare dividends of any kind on any of our preferred or common shares.

     Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Normal course issuer bid

Commencing in June 2001, pursuant to a one-year normal course issuer bid, we repurchased through the facilities of the Toronto and Montreal stock exchanges 15,401,100 common shares at an average price of $49.32 per share. Under this bid, 10,927,200 common shares were repurchased during fiscal 2001 at a cost of $509 million and 4,473,900 common shares were repurchased during fiscal 2002 at a cost of $251 million.

     On June 24, 2002, we renewed our one-year normal course issuer bid to purchase, for cancellation, up to 20 million of our common shares through the facilities of the Toronto and Montreal stock exchanges, representing approximately 3% of our outstanding common shares. During fiscal 2002, a total of 14,292,800 common shares were repurchased for $764 million at an average cost of $53.45 per share. Under this renewed bid, 9,818,900 common shares were purchased, at an average cost of $52.27 per share, for $513 million, and 8,629,337 common shares were repurchased during fiscal 2003 at an average cost of $58.09 per share, for $502 million.

     On June 24, 2003, we renewed our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares, representing approximately 3.8% of our outstanding common shares. Under this renewed bid, 5,910,200 common shares were purchased, at an average cost of $59.30 per share for $350 million. During fiscal 2003, a total of 14,539,537 common shares were repurchased for $852 million at an average cost of $58.58 per share.

Regulatory capital

We are subject to the regulatory capital requirements defined by OSFI, which includes the use of Canadian GAAP. Two measures of capital strength established by OSFI, based on standards issued by the Bank for International Settlements (BIS), are risk-adjusted capital ratios and the assets-to-capital multiple.

     OSFI requires Canadian banks to maintain a minimum Tier 1 and Total capital ratio of 4% and 8%, respectively. However, OSFI has also formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of at least 7% and a Total capital ratio of at least 10%. At October 31, 2003, our Tier 1 and Total capital ratios were 9.7% and 12.8%, respectively (2002 — 9.3% and 12.7%, respectively).

     In the evaluation of our assets-to-capital multiple, OSFI specifies that total assets, including specified off-balance sheet financial instruments, should be no greater than 23 times Total capital. At October 31, 2003, our assets-to-capital multiple was 18.2 times (2002 — 17.3 times).

     Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information, our Tier 1 and Total capital ratios at October 31, 2003, were 8.7% and 12.0%, respectively (2002 — 8.5% and 11.9%, respectively).

U.S. GAAP Royal Bank of Canada 87

Consolidated financial statements

NOTE 15 Income taxes

	2003	2002	2001

Income taxes in Consolidated statement of income
Current
Canada — Federal	$726	$681	$827
Provincial	317	265	354
International	276	155	103

	1,319	1,101	1,284

Deferred
Canada — Federal	88	205	22
Provincial	34	70	3
International	2	39	41

	124	314	66

	1,443	1,415	1,350

Income taxes (recoveries) in Consolidated statement of changes in shareholders’ equity
Unrealized gains and losses on available for sale securities, net of hedging activities	(101)	(4)	221
Unrealized foreign currency translation gains and losses, net of hedging activities	1,064	100	(472)
Gains and losses on derivatives designated as cash flow hedges	43	30	(173)
Additional pension obligation	(113)	(155)	(12)
Issuance costs	(3)	—	(15)
Stock appreciation rights	5	22	—

	895	(7)	(451)

Total income taxes	$2,338	$1,408	$899

Deferred income taxes

	2003	2002

Deferred income tax asset (1)
Allowance for credit losses	$505	$512
Deferred compensation	338	339
Pension related	292	210
Tax loss carryforwards	35	35
Deferred income	166	60
Other	299	259

	1,635	1,415

Valuation allowance	(16)	(13)

	1,619	1,402

Deferred income tax liability
Premises and equipment	(14)	(9)
Deferred expense	(289)	(240)
Other	(433)	(150)

	(736)	(399)

Net deferred income tax asset	$883	$1,003

(1)	We have determined that it is more likely than not that the deferred income tax asset net of the valuation allowance will be realized through a combination of future reversals of temporary differences and taxable income.

Reconciliation to statutory tax rate

	2003		2002		2001

Income taxes at Canadian statutory tax rate	$1,672	36.4%	$1,702	38.5%	$1,615	41.5%
Increase (decrease) in income taxes resulting from
Lower average tax rate applicable to subsidiaries	(204)	(4.4)	(276)	(6.2)	(253)	(6.5)
Tax-exempt income from securities	(19)	(.4)	(7)	(.2)	(7)	(.2)
Tax rate change	31	.7	33	.7	79	2.0
Other	(37)	(.9)	(37)	(.8)	(84)	(2.1)

Income taxes reported in Consolidated statement of income/effective tax rate	$1,443	31.4%	$1,415	32.0%	$1,350	34.7%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a deferred tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries’ accumulated unremitted earnings were repatriated are estimated at $728 million as at October 31, 2003 (2002 — $841 million; 2001 — $772 million).

88 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 16 Insurance operations

Insurance claims and policy benefit liabilities

	2003	2002

Claims liabilities	$665	$295
Future policy benefits liabilities	7,965	4,452

Insurance claims and policy benefit liabilities	$8,630	$4,747

The effects of changes in Insurance claims and policy benefit liabilities are included in the consolidated statement of income within Insurance policyholder benefits, claims and acquisition expense in the period in which the estimates are changed. For non-life short-duration contract liabilities carried at present value, the interest rates used for discounting range from 3% to 10%.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.

     Reinsurance amounts included in Non-interest income for the years ended October 31 are shown in the table below:

Net premiums

	2003	2002	2001

Gross premiums	$2,562	$2,065	$1,873
Ceded premiums	(986)	(501)	(454)

Net premiums	$1,576	$1,564	$1,419

Reinsurance recoverables

	2003	2002

Claims paid	$356	$426
Future policy benefits	2,965	1,520

Reinsurance recoverables	$3,321	$1,946

U.S. GAAP Royal Bank of Canada 89

Consolidated financial statements

NOTE 17 Pensions and other postretirement benefits

We sponsor a number of defined benefit and defined contribution plans providing pension and other postretirement benefits to eligible employees.

     The following tables present information related to our benefit plans, including amounts recorded on the Consolidated balance sheet and the components of net benefit expense:

Plan assets, benefit obligation and funded status

	Pension plans (1)		Other postretirement plans (2)

	2003	2002	2003	2002

Change in fair value of plan assets (3),(4)
Opening fair value of plan assets	$3,747	$4,049	$—	$1
Actual return on plan assets	415	(133)	—	—
Company contributions	670	99	27	23
Plan participant contributions	23	19	1	1
Benefits paid	(263)	(258)	(28)	(25)
Plan settlements	—	(52)	—	—
Business acquisitions	97	—	—	—
Change in foreign currency exchange rate	(32)	17	—	—
Transfers from other plans	—	6	—	—

Closing fair value of plan assets	$4,657	$3,747	$—	$—

Change in benefit obligation (3)
Opening benefit obligation	$4,590	$4,044	$1,067	$693
Service cost	120	113	39	22
Interest cost	306	297	80	51
Plan participant contributions	23	19	1	1
Actuarial loss	443	280	214	318
Benefits paid	(263)	(258)	(28)	(25)
Transfers from other plans	—	3	—	—
Plan amendments and curtailments	—	59	1	7
Business acquisitions	123	2	18	—
Change in foreign currency exchange rate	(60)	31	(13)	—

Closing benefit obligation	$5,282	$4,590	$1,379	$1,067

Funded status
(Deficit) excess of plan assets over benefit obligation	$(625)	$(843)	$(1,379)	$(1,067)
Unrecognized net actuarial loss	1,071	792	549	360
Unrecognized transition (asset) obligation	(19)	(26)	174	190
Unrecognized prior service cost	181	211	13	13
Contributions between the measurement date and October 31	25	222	2	3
Other	(1)	(1)	—	1

Net amount recognized as at October 31	$632	$355	$(641)	$(500)

Amounts recognized in the Consolidated balance sheet consist of:
Prepaid pension benefit cost	$138	$109
Accrued pension benefit expense	(451)	(419)
Intangible asset	175	205
Accumulated other comprehensive income	770	460

Net amount recognized as at October 31	$632	$355

Weighted average assumptions
Discount rate	6.25%	6.75%	6.50%	7.00%
Assumed long-term rate of return on plan assets	7.00%	7.00%	—	—
Rate of increase in future compensation	4.40%	4.40%	4.40%	4.40%

Pension benefit expense (5)

	2003	2002	2001

Service cost	$120	$113	$104
Interest cost	306	297	268
Expected return on plan assets	(300)	(300)	(306)
Amortization of transition asset	(2)	(2)	(2)
Amortization of prior service cost	31	32	17
Amortization of net actuarial loss(gain)	15	(27)	(45)
Settlement loss	—	52	—
Other	—	(45)	(14)

Defined benefit pension expense	170	120	22
Defined contribution pension expense	67	61	30

Pension benefit expense	$237	$181	$52

Other postretirement benefit expense (2)

	2003	2002	2001

Service cost	$39	$22	$64
Interest cost	80	51	49
Expected return on plan assets	—	—	(1)
Amortization of transition obligation	17	17	17
Amortization of net actuarial loss	24	—	—
Amortization of prior service cost	1	2	2

Other postretirement benefit expense	$161	$92	$131

2003 sensitivity of key assumptions

Pensions	Change in obligation	Change in expense

Impact of .25% change in discount rate assumption	$179	$21
Impact of .25% change in rate of increase in future compensation assumption	22	5
Impact of .25% change in the long-term rate of return on plan assets assumption	—	11

Postretirement	Change in obligation	Change in expense

Impact of .25% change in discount rate assumption	$65	$8
Impact of .25% change in rate of increase in future compensation assumption	8	2

(1)	Included in these amounts are $4,328 million (2002 — $3,239 million) of plan assets and $4,991 million (2002 — $4,131 million) of benefit obligations for plans that are not fully funded.

(2)	Includes postretirement health, dental and life insurance. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the postretirement health and life plans were 8% for medical and 4.5% for dental, decreasing to an ultimate rate of 4.5% in 2009. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $21 million and $182 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $14 million and $143 million, respectively.

(3)	For the 12-month period beginning October 1 to the measurement date September 30.

(4)	Plan assets includes 525,342 (2002 — 818,597) of Royal Bank of Canada common shares having a fair value of $31 million (2002 — $43 million). In addition, dividends amounting to $1.1 million (2002 — $1 million) were received on Royal Bank of Canada common shares held in the plan assets during the year.

(5)	Discount rate assumption of 6.75% (2002 — 7.00%; 2001 — 7.00%) was used to determine pension benefit expense.

90 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 18 Stock-based compensation

Stock option plans

We have two stock option plans — one for certain key employees and one for non-employee directors. On November 19, 2002, the Board of Directors permanently discontinued all further grants of options under the Director Stock Option Plan. Under the employee plans, options are periodically granted to purchase common shares at prices not less than the market price of such shares on the day of grant. The options vest over a 4-year period for employees and are exercisable for a period not exceeding 10 years from the grant date.

     For options issued prior to October 31, 2002, that were not accompanied by tandem stock appreciation rights (SARs), no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

     Between November 29, 1999, and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of 2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options.

     Compensation expense for SARs is recognized using estimates based on past experience, of participants exercising SARs rather than the corresponding options. The compensation expense for these grants, which is amortized over the associated option’s vesting period, was $18 million for the year ended October 31, 2003 (2002 — $27 million; 2001 — $23 million).

Stock options

	2003		2002		2001

	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
	(000s)	exercise price	(000s)	exercise price	(000s)	exercise price

Outstanding at beginning of year	28,479	$39.54	30,158	$36.84	25,880	$33.61
Granted	1,985	58.03	4,215	49.12	7,949	44.46
Exercised — Common shares	(5,303)	34.48	(5,211)	32.07	(2,819)	28.77
— SARs	(170)	37.35	(291)	34.01	(259)	33.55
Cancelled	(188)	47.55	(392)	38.37	(593)	37.82

Outstanding at end of year	24,803	$42.06	28,479	$39.54	30,158	$36.84

Exercisable at end of year	15,415	$38.24	14,050	$36.07	12,895	$32.62
Available for grant	14,309		16,105		20,289

Range of exercise prices

	Options outstanding			Options exercisable

	Number	Weighted	Weighted average	Number	Weighted
	outstanding	average	remaining	exercisable	average
	(000s)	exercise price	contractual life	(000s)	exercise price

$14.46—$15.68	349	$15.56	2.9	349	$15.56
$24.80—$28.25	1,673	26.13	6.0	1,673	26.13
$30.00—$39.64	11,450	36.66	6.1	9,866	37.20
$43.59—$49.36	9,354	49.14	8.4	3,513	49.11
$50.00—$59.35	1,977	57.92	10.0	14	50.71

Total	24,803	$42.06	7.3	15,415	$38.24

Fair value method

FAS 123, Accounting for Stock-Based Compensation, recommends the recognition of an expense for option awards using the fair value method of accounting. It permits the use of the intrinsic value based method (APB 25, Accounting for Stock Issued to Employees), provided pro forma disclosures of net income and earnings per share applying the fair value method are made. For options with SARs attached, FAS 123 recommends the recognition of an intrinsic value based expense for the entire award. We have adopted the recommendations of FAS 123 prospectively for new awards granted after November 1, 2002. The fair value compensation expense recorded for the year ended October 31, 2003, in respect of these awards was $6 million.

     We have provided pro forma disclosures, which demonstrate the effect as if we had adopted the recommended recognition provisions of FAS 123 in 2003, 2002 and 2001 for awards granted before 2003 as indicated below:

Pro forma net income and earnings per share

	As reported			Pro forma (1)

	2003	2002	2001	2003	2002	2001

Net income	$3,036	$2,898	$2,435	2,990	$2,856	$2,399
Earnings per share	4.48	4.16	3.58	4.41	4.10	3.53
Diluted earnings per share	4.43	4.12	3.55	4.37	4.07	3.50

(1)	Compensation expense under the fair value based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future amounts.

The fair value of options granted during 2003 was estimated on the date of grant using an option pricing model with the following assumptions: (i) risk-free interest rate of 4.61% (2002 — 4.89%; 2001 — 5.86%), (ii) expected option life of 6 years (2002 — 6 years, 2001 — 10 years), (iii) expected volatility of 20% (2002 — 20%; 2001 — 24%) and (iv) expected dividends of 2.95% (2002 — 2.9%; 2001 — 2.67%). The fair value of each option granted was $11.60 (2002 — $10.02; 2001 — $14.78).

U.S. GAAP Royal Bank of Canada 91

Consolidated financial statements

NOTE 18 Stock-based compensation (continued)

Employee share ownership plans

We offer many employees an opportunity to own stock through RBC savings and share ownership plans. Under these plans, the employee can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in common shares. For the RBC Dominion Securities Savings Plan our maximum annual contribution is $4,500 per employee. For the RBC UK Share Incentive Plan our maximum annual contribution is £1,500 per employee. We contributed $55 million (2002 — $49 million; 2001 — $47 million), under the terms of these plans, towards the purchase of common shares. As at October 31, 2003, an aggregate of 17,544,654 common shares were held under these plans.

Deferred share and other plans

We offer deferred share unit plans to executives and non-employee directors. Under these plans, each executive or director may choose to receive all or a percentage of their annual incentive bonus or directors fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the fiscal year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs as at October 31, 2003, was $105 million (2002 — $73 million; 2001 — $52 million). The share appreciation and dividend-related compensation expense recorded for the year ended October 31, 2003, in respect of these plans, was $16 million (2002 — $16 million; 2001 — $8 million).

     We have a deferred bonus plan for certain key employees within RBC Capital Markets. Under this plan, a percentage of each employee’s annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus in equal amounts paid within 90 days of the following three year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus as at October 31, 2003, was $215 million (2002 — $187 million; 2001 — $128 million). The share appreciation and dividend-related compensation expense for the year ended October 31, 2003, in respect of this plan, was $22 million (2002 — $20 million; 2001 — $5 million recovery).

     We offer deferred share plans to certain key employees within RBC Investments with various vesting periods up to a maximum of five years. Awards under some of these plans may be deferred in the form of common shares, which are held in trust, or DSUs. The participant is not allowed to convert the DSU until retirement, permanent disability or termination of employment. The cash value of DSUs is equivalent to the market value of common shares when conversion takes place. Certain plans award share units that track the value of common shares with payout in cash at the end of a maximum five-year term. The value of deferred shares held in trust as at October 31, 2003, was $58 million (2002 — $34 million; 2001 — $14 million). The value of the various share units as at October 31, 2003, was $26 million (2002 — $10 million; 2001 — $4 million). The stock-based compensation expense recorded for the year ended October 31, 2003, in respect of these plans, was $30 million (2002 — $32 million; 2001 — $16 million).

     We offer a performance deferred share plan to certain key employees. The performance deferred share award is made up of 50% regular shares and 50% performance shares all of which vest at the end of three years. At the time the shares vest, the performance shares can be increased or decreased by 50% depending on our total shareholder return compared to 15 North American financial institutions. The value of common shares held as at October 31, 2003, was $102 million (2002 — $34 million; 2001 — nil). Compensation expense of $33 million (2002 — $11 million; 2001 — nil) was recognized for the year ended October 31, 2003, in respect of this award.

     We offer a mid-term compensation plan to certain senior executive officers. Awards under this program are converted into share units equivalent to common shares. The share units vest over a three-year period in equal installments of one-third per year. The units have a value equal to the market value of common shares on each vesting date and are paid in either cash or common shares at our option. The value of the share units as at October 31, 2003, was $9 million (2002 — $16 million; 2001 — $21 million). The compensation expense recorded for the year ended October 31, 2003, in respect of this plan, was $5 million (2002 — $12 million; 2001 — $8 million).

     Dain Rauscher maintains a non-qualified deferred compensation plan for key employees under an arrangement called the wealth accumulation plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions from us. All matching contributions are allocated to the RBC share unit fund. The value of the RBC share units held under the plan as at October 31, 2003, was $111 million (2002 — $70 million; 2001 — $7 million). The compensation expense recorded for the year ended October 31, 2003, in respect of the matching contributions, was $10 million (2002 — $12 million; 2001 — $7 million).

     On the acquisition of Dain Rauscher, certain key employees of Dain Rauscher were offered retention unit awards totalling $318 million in award value to be paid out evenly over expected service periods of between three and four years. Payments to participants of the plan are based on the market value of common shares on the vesting date. The liability under this plan was $100 million as at October 31, 2003 (2002 — $151 million; 2001 — $135 million). The compensation expense recorded for the year ended October 31, 2003, in respect of this plan was $95 million (2002 — $92 million; 2001 — $143 million).

     For other stock-based plans, compensation expense of $8 million was recognized for the year ended October 31, 2003 (2002 — $19 million; 2001 — $14 million). The value of the share units and shares held under these plans as at October 31, 2003, was $13 million (2002 — $10 million; 2001 — $3 million).

92 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 19 Earnings per share

	2003	2002	2001

Earnings per share
Net income	$3,036	$2,898	$2,435
Preferred share dividends	(68)	(98)	(135)

Net income available to common shareholders	$2,968	$2,800	$2,300

Average number of common shares (in thousands)	662,080	672,571	641,516

	$4.48	$4.16	$3.58

Diluted earnings per share
Net income available to common shareholders	$2,968	$2,800	$2,300
Effect of assumed conversions (1)	—	—	1

Net income adjusted for diluted computation	$2,968	$2,800	$2,301

Average number of common shares (in thousands)	662,080	672,571	641,516
Convertible Class B and C shares (1)	—	14	363
Stock options (2)	7,545	6,568	5,337

Average number of diluted common shares (in thousands)	669,625	679,153	647,216

	$4.43	$4.12	$3.55

(1)	The convertible shares included the Class B and C shares issued by our wholly owned subsidiary Royal Bank DS Holding Inc., on the acquisition of Richardson Greenshields Limited on November 1, 1996. The outstanding Class B shares were all exchanged into Royal Bank of Canada common shares in 2001 and the remaining Class C shares were exchanged for common shares on November 9, 2001. The price of the Class C shares was determined based on our average common share price during the 20 days prior to the date the exchange was made. During the year we exchanged nil (2002 — nil; 2001 — 36,527) Class B shares and nil (2002 — 1,846,897; 2001 — 77,956) Class C shares for nil (2002 — 318,154; 2001 — 13,621) common shares.

(2)	The dilutive effect of stock options was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of our common shares for the period. Excluded from the calculation of diluted earnings per share were average options outstanding of 25,205 with an exercise price of $59.35 (2002 — 9,761 at $53.76; 2001 — 7,862 at $50.72; 1,956 at $49.03) as the options’ exercise price was greater than the average market price of our common shares.

NOTE 20 Guarantees, commitments and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee pursuant to FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     The table below summarizes significant guarantees we have provided to third parties.

Maximum potential amount of future payments

2003

Backstop liquidity facilities	$22,162
Credit derivatives/written put options (1)	15,470
Financial standby letters of credit/performance guarantees	12,482
Credit enhancements	6,791
Stable value products (1)	3,251
Mortgage loans sold with recourse	520

(1)	The notional amount of the contract approximates maximum potential amount of future payments.

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ term can range up to 1 year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.

     Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. FIN 45 defines guarantees to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client. We enter into written credit derivatives that are over-the- counter contractual agreements to compensate another party, a corporate or government entity, for their financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The term of these credit derivatives varies based on the contract and can range up to 15 years. We enter into written put options that are contractual agreements under which we grant the purchaser, a corporate or government entity, the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity based contracts, and certain commodity based contracts. The term of these options varies based on the contract and can range up to 5 years.

     Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to 8 years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. The carrying value includes amounts representing deferred revenue to be recognized in income over the life of the contract.

U.S. GAAP Royal Bank of Canada 93

Consolidated financial statements

NOTE 20 Guarantees, commitments and contingencies (continued)

     We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third-party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between 1 and 4 years.

     We sell stable value products that offer book value protection primarily to plan sponsors of ERISA-governed pension plans such as 401(k) plans, 457 plans, etc. The book value protection is provided on portfolios of intermediate/short-term investment grade fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds when market value is below book value. We retain the option to exit the contract at any time.

     Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or in default within 120 days. The mortgage loans are fully collateralized by residential properties.

     At October 31, 2003, we have accrued $149 million in our Consolidated balance sheet in respect to the above guarantees.

     In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Financial instruments with contractual amounts representing credit risk

     The primary purpose of these commitments is to ensure that funds are available to a client as required. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans.

     Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.

     In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loan at all times.

     Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances, guarantees or letters of credit.

     Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

     A note issuance facility represents an underwriting agreement that enables a borrower to issue short-term debt securities. A revolving underwriting facility represents a renewable note issuance facility that can be accessed for a specified period of time.

Financial instruments with contractual amounts representing credit risk

	2003	2002

Documentary and commercial letters of credit	$2,014	$772
Securities lending	17,520	23,967
Commitments to extend credit
Original term to maturity of 1 year or less	40,432	40,931
Original term to maturity of more than 1 year	28,182	34,115
Uncommitted amounts	59,801	45,978
Note issuance/revolving underwriting facilities	24	23

	$147,973	$145,786

Lease commitments

Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are shown below.

Lease commitments

2004	$388
2005	355
2006	310
2007	260
2008	224
Thereafter	681

Total	$2,218

Litigation

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the total return swap. At present, both the New York and the London actions are proceeding.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement reached with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received has reduced the amount owing by Rabobank to US$322 million plus interest but will not otherwise affect the ongoing litigation with Rabobank. Management expects to recover the amount owing from Rabobank in its entirety and accordingly a provision for loss has not been recorded.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material.

94 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

Pledged assets

Details of assets pledged against liabilities, including amounts that cannot be sold or repledged by the secured party, are shown in the following table:

Pledged assets

	2003	2002

Assets pledged to:
Foreign governments and central banks	$1,220	$1,418
Clearing systems, payment systems and depositories	1,055	1,075
Assets pledged in relation to:
Derivative transactions	2,415	1,828
Securities borrowing and lending	29,377	19,720
Obligations related to securities sold under repurchase agreements	23,735	21,109
Other	2,575	3,389

Total	$60,377	$48,539

Collateral

At October 31, 2003, the approximate market value of collateral accepted that may be sold or repledged by us was $63.1 billion (2002 — $55.9 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions.

Of this amount, $40.4 billion (2002 — $36.4 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

NOTE 21 Derivative financial instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.

Derivative product types

Interest rate derivatives

Interest rate futures and forwards (forward rate agreements) are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a future date at a specified price. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Interest rate swaps are over-the-counter contracts in which two counterparties exchange interest payments based on rates applied to a notional amount.

     Interest rate options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified amount of an interest-rate sensitive financial instrument at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Foreign exchange derivatives

Foreign exchange forwards are contractual obligations in which two counterparties agree to exchange one currency for another at a specified price for settlement at a predetermined future date. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.

     Foreign currency options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified quantity of one foreign currency in exchange for another at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.

     Credit default swaps provide protection against the decline in value of the referenced asset as a result of credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment related to the deterioration in the value of the referenced asset. Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

     Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.

Equity derivatives

Equity index futures and forwards are contractual obligations to buy or sell a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a specified future date. Forward contracts are effectively tailor-made agreements that are transacted between counter-parties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Equity swaps are over-the-counter contracts in which one counter-party agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

     Equity options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified quantity of an underlying equity index, a basket of stocks or a single stock at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Other derivative products

We also transact in other derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets.

U.S. GAAP Royal Bank of Canada 95

Consolidated financial statements

NOTE 21 Derivative financial instruments (continued)

Derivatives held or issued for trading purposes

Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products. We do not deal, to any significant extent, in leveraged derivative transactions. These transactions contain a multiplier which, for any given change in market prices, could cause the change in the transaction’s fair value to be significantly different from the change in fair value that would occur for a similar derivative without the multiplier.

Derivatives held or issued for non-trading purposes

We also use derivatives in connection with our own asset/liability management activities, which include hedging and investment activities.

     Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We use credit derivatives to manage our credit exposures and for risk diversification in our lending portfolio.

     Certain derivatives are specifically designated and qualify for hedge accounting. The purpose of hedge accounting is to minimize significant unplanned fluctuations in earnings and cash flows caused by changes in interest rates or exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in cash flows. In a fair value hedge, gains or losses on derivatives will substantially offset the unrealized appreciation or depreciation on the hedged asset or liability. In a cash flow hedge, derivatives linked to the assets and liabilities will reduce the variability of cash flows. In a hedge of the net investment of foreign subsidiaries, derivatives will mitigate foreign exchange gains and losses on currency translation.

     We may also choose to enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income.

Fair value hedge

For the year ended October 31, 2003, the ineffective portions recognized in Non-interest income amounted to a net unrealized gain of $9 million (2002 — $10 million). All components of each derivative’s change in fair value have been included in the assessment of fair value hedge effectiveness.

     We did not hedge any firm commitments for the year ended October 31, 2003.

Cash flow hedge

For the year ended October 31, 2003, a net unrealized loss of $57 million (2002 — $50 million) was recorded in Other comprehensive income for the effective portion of changes in fair value of derivatives designated as cash flow hedges. The amounts recognized as Other comprehensive income are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in cash flows of the hedged item. A net loss of $80 million (2002 — $113 million) was reclassified to Net income during the year. A net loss of $40 million (2002 —$59 million) deferred in Accumulated other comprehensive income as at October 31, 2003, is expected to be reclassified to Net income during the next 12 months.

For the year ended October 31, 2003, a net unrealized gain of $43 million (2002 — $9 million) was recognized in Non-interest income for the ineffective portions of cash flow hedges. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

We did not hedge any forecasted transactions for the year ended October 31, 2003.

Hedges of net investments in foreign operations

For the year ended October 31, 2003, we experienced foreign currency losses of $2,988 (2002 — $59 million) related to our net investments in foreign operations, which were offset by gains of $2,149 (2002 —$43 million) related to derivative and non-derivative instruments designated as hedges of this currency exposure. The net foreign currency gains (losses) are recorded as a component of Other comprehensive income.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. This market value is referred to as replacement cost since it is an estimate of what it would cost to replace transactions at prevailing market rates if a default occurred.

     For internal risk management purposes, the credit equivalent amount arising from a derivative transaction is defined as the sum of the replacement cost plus an add-on that is an estimate of the potential change in the market value of the transaction through to maturity. The add-on is determined by statistically based models that project the expected volatility of the variable(s) underlying the derivative, whether interest rate, foreign exchange rate, equity or commodity price. Both the replacement cost and the add-on are continually re-evaluated over the life of each transaction to ensure that sound credit risk valuations are used. The risk-adjusted amount is determined by applying standard measures of counterparty risk to the credit equivalent amount.

     Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. The two main categories of netting are close-out netting and settlement netting. Under the close-out netting provision, if the counterparty defaults, we have the right to terminate all transactions covered by the master netting agreement at the then-prevailing market values and to sum the resulting market values, offsetting negative against positive values, to arrive at a single net amount owed by either the counterparty or us. Under the settlement netting provision, all payments and receipts in the same currency and due on the same day between specified branches are netted, generating a single payment in each currency, due either by us or the counterparty. We actively encourage counterparties to enter into master netting agreements. However, measurement of our credit exposure arising out of derivative transactions is not reduced to reflect the effects of netting unless the enforceability of that netting is supported by appropriate legal analysis as documented in our policy. The replacement cost of our derivatives before and after factoring in the impact of master netting agreements is $37 billion and $13 billion, respectively (2002 — $31 billion and $11 billion) at October 31, 2003. These amounts exclude exchange-traded instruments that are subject to daily margin requirements as they are deemed to have no additional credit risk.

     To further manage derivative-related counterparty credit exposure, we enter into agreements containing mark-to-market cap provisions with some counterparties. Under such provisions, we have the right to request that the counterparty pay down or collateralize the current market value of its derivatives position with us. The use of collateral is a significant credit mitigation technique for managing bank and broker-dealer derivative-related credit risk.

96 U.S. GAAP Royal Bank of Canada

Consolidated financial statements

     We subject our derivative-related credit risks to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies. During 2003 and 2002, neither our actual credit losses arising from derivative transactions nor the level of impaired derivative contracts were significant.

NOTE 22 Concentrations of credit risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The concentrations described below are within limits as established by management.

	2003									2002

							Other									Other
			United				Inter-					United				Inter-
	Canada	%	States	%	Europe	%	national	%	Total	Canada	%	States	%	Europe	%	national	%	Total

On-balance sheet assets (1)	$157,838	73%	$30,872	14%	$21,930	10%	$4,139	3%	$214,779	$158,059	73%	$32,450	15%	$18,917	9%	$5,979	3%	$215,405

Off-balance sheet
credit instruments (2)
Committed and uncommitted (3)	$59,353	46%	$41,949	33%	$22,845	18%	$4,268	3%	$128,415	$60,397	50%	$45,573	38%	$13,863	11%	$1,191	1%	$121,024
Other	18,449	50	14,791	40	3,704	10	156	—	37,100	23,266	61	10,723	28	4,235	11	148	—	38,372
Derivatives before
master netting agreement (4), (5), (6)	$7,732	21%	$10,081	27%	$17,462	48%	$1,412	4%	$36,687	$7,734	25%	$9,887	31%	$12,232	39%	$1,598	5%	$31,451

	$85,534	42%	$66,821	33%	$44,011	22%	$5,836	3%	$202,202	$91,397	46%	$66,183	33%	$30,330	15%	$2,937	6%	$190,847

(1)	Includes assets purchased under reverse repurchase agreements, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 38% (2002 — 38%) and British Columbia at 11% (2002 — 11%). No industry accounts for more than 10% of total on-balance sheet credit instruments.

(2)	Represents financial instruments with contractual amounts representing credit risk.

(3)	Of the commitments to extend credit, the largest industry concentration relates to financial institutions of 39% (2002 — 35%), government of 16% (2002 — 9%), mining and energy of 12% (2002 — 15%), transportation of 6% (2002 — 8%) and manufacturing of 3% (2002 — 8%).

(4)	The largest concentration by counterparty type of this credit risk exposure is with banks at 66% (2002 — 68%).

(5)	Represents the total current replacement cost of all outstanding contracts in a gain position, before factoring in the impact of master netting agreements. Exchange-traded instruments are subject to daily margin requirements and are excluded as they are deemed to have no additional credit risk. The fair value of these instruments at October 31, 2003, is $82 million (2002 — $194 million).

(6)	The replacement cost of $92 million (2002 — $93 million) of derivatives embedded in financial instruments, certain warrants and loan commitments disclosed as derivatives and recorded at fair value, are excluded from the amounts in this table.

NOTE 23 Estimated fair value of financial instruments

The estimated fair values disclosed below are designed to approximate values at which these instruments could be exchanged in a current transaction between willing parties. However, many of the financial instruments lack an available trading market and therefore, fair values are based on estimates using net present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Therefore, the aggregate fair value amounts should not be interpreted as being realizable in an immediate settlement of the instruments.

     The estimated fair values disclosed below do not reflect the value of assets and liabilities that are not considered financial instruments such as premises and equipment.

Financial assets and liabilities

	2003			2002

	Book value	Fair value	Difference	Book value	Fair value	Difference

Financial assets
Cash resources	$17,520	$17,520	$—	$21,293	$21,293	$—
Securities	116,797	116,797	—	95,353	95,353	—
Assets purchased under reverse repurchase agreements	36,289	36,289	—	35,831	35,831	—
Loans	170,492	172,306	1,814	169,320	171,546	2,226
Derivative assets (1)	36,473	36,473	—	31,726	31,726	—
Other assets	27,008	27,008	—	20,497	20,947	—
Financial liabilities
Deposits	260,518	261,834	(1,316)	245,040	246,515	(1,475)
Acceptances	5,943	5,943	—	8,051	8,051	—
Obligations related to securities sold short	22,743	22,743	—	17,990	17,990	—
Obligations related to assets sold under repurchase agreements	23,735	23,735	—	21,109	21,109	—
Derivative liabilities (1)	38,276	38,276	—	33,052	33,052	—
Other liabilities	33,861	33,861	—	28,970	28,970	—
Subordinated debentures	6,581	6,587	(6)	6,960	6,935	25

(1)	Includes derivatives embedded in financial instruments, certain warrants and loan commitments that are disclosed as derivatives and are recorded at fair value.

U.S. GAAP Royal Bank of Canada 97

Consolidated financial statements

NOTE 23 Estimated fair value of financial instruments (continued)

Methodologies and assumptions used to estimate fair values of financial instruments

Loans The fair value of the business and government loans portfolio is based on an assessment of two key risks as appropriate; interest rate risk and credit risk. Fair value is determined under a discounted cash flow methodology using a discount rate based on interest rates currently charged for new loans with similar terms and remaining maturities, adjusted for a credit risk factor, which is reviewed at least annually. Fair value of the consumer loan portfolio is based on a discounted cash flow methodology adjusted principally for prepayment risk. For certain variable rate loans that reprice frequently and loans without a stated maturity, fair values are assumed to be equal to carrying values.

Securities The fair values of securities are provided in the Securities note to the consolidated financial statements (note 5). These are based on quoted market prices, when available. If quoted market prices are not available, fair values are estimated using quoted market prices of similar securities.

Deposits The fair values of fixed rate deposits with a fixed maturity are determined by discounting the expected future cash flows, using market interest rates currently offered for deposits of similar terms and remaining maturities (adjusted for early redemptions where appropriate). The fair values of deposits with no stated maturity or deposits with floating rates are assumed to be equal to their carrying values.

Derivative financial instruments The fair value of derivatives is equal to the book value. The fair values are determined using various methodologies. For exchange-traded instruments, fair value is based on quoted market prices, where available. For non-exchange-traded instruments or where no quoted market prices are available, fair value is based on prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate, incorporating primarily observable market data.

Other assets/liabilities The carrying values of Other assets and Other liabilities approximate their fair values.

Subordinated debentures The fair values of subordinated debentures are based on quoted market prices for similar issues, or current rates offered to us for debt of the same remaining maturity.

Financial instruments valued at carrying value Due to their short-term nature, the fair value of Cash resources, Assets purchased under reverse repurchase agreements, Customers’ liability under acceptances, our liability under Acceptances, Obligations related to securities sold short and Obligations related to assets sold under repurchase agreements is assumed to approximate carrying value.

NOTE 24 Subsequent events

The following significant events occurred subsequent to October 31, 2003, and prior to the issuance of our 2003 consolidated financial statements.

Issue of subordinated debentures

On November 3, 2003, we issued $1 billion of subordinated debentures through our Canadian Medium Term Note Program.

     The debentures bear interest at a fixed rate of 5.45% per annum, paid semi-annually until November 4, 2013, and at a three-month Bankers’ Acceptance rate plus 1.00%, paid quarterly thereafter until their maturity on November 4, 2018.

     We may, at our option, with the prior approval of the Superintendent of Financial Institutions Canada, redeem the debentures in whole at any time, or in part from time to time, on not less than 30 days’ and not more than 60 days’ notice to the registered holders. If the debentures are redeemed prior to November 4, 2013, the Redemption Price will be the greater of the Canada Yield Price and par. The debentures are redeemable on and after November 4, 2013, at par. The Canada Yield Price is the price that would provide a yield from the Redemption date to November 4, 2013, equal to 14 basis points plus the yield which a non-callable issue of Government of Canada bonds would carry from the Redemption date to November 4, 2013.

Acquisition of the Canadian operation of Provident Life and Accident Insurance Company

On November 18, 2003, RBC Insurance announced the acquisition of the Canadian operation of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance will assume PLAIC’s policy liabilities and may invest up to $500 million to complete the acquisition.

     The acquisition is expected to close by March 2004 and is subject to approval by Canadian regulators.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio—based Provident Financial Group Inc. (Provident). The operations include all of Provident’s operations in Florida, comprising 13 branches serving areas of Western Florida. The purchase consideration comprises US$80 million cash and the assumption of net tangible liabilities valued at approximately US$22 million. This amount represents total excess consideration of approximately US$102 million and will be allocated to core deposit intangibles and goodwill of approximately US$14 million and US$88 million, respectively.

98 U.S. GAAP Royal Bank of Canada